As filed with the Securities and Exchange Commission on March 22, 2002.

                                                                         Registration No. _________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-2
REGISTRATION STATEMENT Under the SECURITIES ACT OF 1933

Ace Hardware Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware                                                               36-0700810
 (State of Incorporation)                                                         (I.R.S. Employer Identification No.)

2200 Kensington Court, Oak Brook, Illinois 60523 (630) 990-6600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Rita D. Kahle, Executive Vice President
Ace Hardware Corporation, 2200 Kensington Court, Oak Brook, Illinois 60523 (630) 990-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

 If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box X

 If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.

 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

 If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.
CALCULATION OF REGISTRATION FEE

                                                  Proposed      Proposed
                                     Amount        Maximum       Maximum        Amount of
      Title of Each Class of          to be     Offering Price   Aggregate     Registration
   Securities to be Registered     Registered      Per Unit    Offering Price      Fee
 Class A Stock, $1,000 par value   2,000 shares    $1,000        $2,000,000
 Class C Stock, $100 par value    80,000 shares    $  100        $8,000,000        $920
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section
 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

PROSPECTUS

                                                           Subject to completion, dated March 22, 2002

ACE HARDWARE CORPORATION
2200 Kensington Court
Oak Brook, Illinois 60523
(630) 990-6600

2,000 Shares Class A (Voting) Stock, $1,000 par value
80,000 Shares Class C (Nonvoting) Stock, $100 par value

We only offer Class A Voting Stock together with Class C Nonvoting Stock to hardware retailers for their initial membership in our cooperative. We offer Class C Nonvoting Stock without any Class A Voting Stock to our existing members when they have additional store locations that also become members of our cooperative.

(See "Distribution Plan and Offering Terms")

There is no existing market for the Capital Stock that is being offered in this Prospectus, and we do not expect any market to develop.

The information in this Prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell and is not soliciting an offer to buy in any state where the offer or sale is not permitted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                       Underwriting
                            Price to   Discounts and   Proceeds to
                             Public    Commissions(4)     Company
Class A Stock
    Per share(1)(2)        $    1,000       None        $    1,000
    Total                  $2,000,000       None        $2,000,000
 Class C Stock
    Per Share(1)(3)(4)     $      100       None        $      100
    Total                  $8,000,000       None        $8,000,000

(1) The shares are offered in a unit of $5,000 to each hardware retailer. Class A Stock is included only if the hardware retailer does not have a store location that is already a member of our cooperative.
(2) 1 share of Class A Stock and 40 shares of Class C Stock are offered to each hardware retailer for the first store location that becomes a member of our cooperative.
(3) 50 shares of Class C Stock are offered to each existing member who has another store location that also becomes a member of our cooperative.
(4) There are no underwriters. We sell this stock directly to our members. An applicant must pay a $1,500 ($2,500 for conversions or new investor ground-ups) fee to have a membership application processed. If all of the stock in this offering is sold, the total proceeds will be the amount shown above before deducting estimated expenses of approximately $65,000.
(5) All of the shares of Class C Stock included in this offering can be purchased for cash, but the purchaser can also choose to pay for the stock in bi-weekly installments. We also plan to issue additional shares of Class C Stock to our members as a part of their patronage dividends for business that they do with our cooperative.
     This offering is exempt from the registration provisions of the New York Franchise/Disclosure Statute. Our agent for service of process in New York is Lexis Document Services Inc., 41 State Street, Suite 608, Albany, New York 12207. (See back cover page regarding special revocation rights of Florida purchasers.)
PLEASE REFER TO THE "FACTORS TO BE CONSIDERED" ON PAGE 2 OF THIS PROSPECTUS.

This is a continuous offering that terminates no later than April 30, 2003.

The date of this Prospectus is __________ __, 2002

             AVAILABLE INFORMATION

     The terms "Ace," "Company," "cooperative," "we," "us," "our" and similar words refer to Ace Hardware Corporation. The terms "member," "retailer," "dealer," "you," "your" and similar words refer to someone who purchases our stock.
     We are subject to the informational requirements of Section 15(d) of the Securities Exchange Act of 1934. Therefore, we file annual reports, quarterly reports, current reports and other information with the Securities and Exchange Commission (SEC). You may read and copy these materials at the SEC's Public Reference Room at 450 5th Street, N.W., Washington, D. C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC has an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of that Internet site is http://www.sec.gov. We also have an Internet site whose address is http://www.acehardware.com.
                                 DOCUMENTS INCORPORATED BY REFERENCE

     We have filed an Annual Report on Form 10-K for our 2001 fiscal year ending December 29, 2001 under Section 15(d) of the Exchange Act. That Form 10-K Annual Report is incorporated by reference into this Prospectus. Someone to whom we deliver a Prospectus can request (in writing or verbally) a free copy of the Form 10-K and any other documents that we may in the future incorporate by reference into this Prospectus. If those documents also have exhibits, we will not include copies of the exhibits unless they are also expressly incorporated by reference into the documents being copied. To request these copies, please contact Rita D. Kahle, Executive Vice President, Ace Hardware Corporation, 2200 Kensington Court, Oak Brook, Illinois 60523, (630) 990-6600.

                                      FACTORS TO BE CONSIDERED

Limitations on Value and Marketability of Stock

     Although we pay "patronage dividends" or "patronage rebates" to our stockholders on the basis of the quantity or value of business that we do with them, our corporate charter prohibits us from declaring dividends on shares of our capital stock. Your ability to transfer these shares is limited and there is no trading market for them. If you have a store location that is a member of our cooperative and it closes down or if your Ace membership is terminated, you can only sell your shares to another hardware dealer whom we approve as a member for a particular store location. If you do not sell the shares in this way, then we must repurchase them. (See the heading "Description of Capital Stock".) We do not expressly set aside any funds to repurchase these shares, and repurchases can be made only as permitted under the General Corporation Law of Delaware. (See the heading "Summary," subheading "Repurchase of Shares by Company".) Therefore, except for the voting rights which the Class A Stock has, our stock has value to you only if your membership terminates or if our Company is liquidated.
Income Tax Liability Incidental to Patronage Dividends
     If you purchase shares, you must report the total amount of your patronage dividends from us as gross income on your federal income tax return. Therefore, your gross income will include not only the cash portion of your patronage dividend, but also the stated dollar amount of any shares of Class C Stock and patronage refund certificates along with the fair market value of other qualified property that are included in your patronage dividends. These patronage refund certificates are non-negotiable. They have a maturity date and pay annual interest at a rate that is determined by our Board of Directors before the certificates are issued. A minimum of 20% of your total annual patronage dividends must be paid in cash, unless this cash portion has been applied against your indebtedness to us. The cash portion would be applied against your indebtedness if your membership had terminated and you had not requested payment of the 20% minimum in cash. Depending on your income tax bracket, this cash portion may not be enough to pay all of your federal income tax liability on your patronage dividend distributions. (See the heading "The Company's Business", subheading "Federal Income Tax Treatment of Patronage Dividends".)
Sale of All Shares Offered Not Assured
     Since only hardware retailers for particular store locations that have memberships approved can purchase our stock, it is not certain that all of the shares of stock in this offering will be sold.
Company's First Lien Rights on Shares
     All of your shares of our stock, including any Class C shares that we distribute to you as patronage dividends and any patronage refund certificates, are subject to our first lien rights to ensure that you pay your debts to us. (See the heading "Description of Capital Stock", subheading "Other Restrictions and Rights" and the heading "The Company's Business", subheading "Forms of Patronage Dividend
 Distributions".)
Full Payment Required for Issuance of Shares
     You may pay for your shares of stock in full in advance, or you may pay for them over time by having charges billed to your regular bi-weekly statement from us. You will not receive your stock certificate(s) until the purchase price for the share(s) of a particular class has been paid in full. (See the heading "Distribution Plan and Offering Terms".)
By-law Provisions Constitute a Legal Contract with the Company
     Our By-laws state that they are a legal contract between the Company and its stockholders. (See Article XXVI of the By-laws.) A full copy of these By-laws, amended as of January 26, 2002, is printed in this Prospectus as Appendix A. We particularly encourage you to review: 1) Article XVI, Sections 5 through 12, which limit transfers of our stock and govern our repurchase of shares; 2) Article XXIV titled "Members' Patronage Dividends"; and 3) Article XXV, which addresses a member's rights and obligations.
Documents Accompanying Prospectus
     Our most recent annual report to shareholders and the current standard form of our Membership Agreement accompany this Prospectus. (See the heading "The Company's Business," subheading "Membership Agreements.")
      SUMMARY

The Company and Its Business
     The mailing address and telephone number of our main executive offices are: 2200 Kensington Court, Oak Brook, Illinois 60523, (630) 990-6600.
     We are a wholesaler of hardware and related products. We also manufacture paint products. We sell products mainly to retail hardware dealers who have Membership Agreements with us. These Membership Agreements entitle our dealers to purchase merchandise and services from us and grant a license to use some of our trademarks. (See the heading "The Company's Business," subheading "Membership Agreements.") Our dealers are subject to "Member Operational Requirements" and other important requirements. The number of hardware store locations that had Membership Agreements with us as of the end of our 2001 fiscal year on December 29, 2001 were 4,976. (See the heading "The Company's Business.")
Basic Distinctions Between Classes of Stock
     Our capital stock is divided into three classes, Class A, Class B and Class C. Class A Stock is the only class of stock that has voting rights for the election of directors and most other matters. Class B Stock was previously offered for memberships that we granted on or before February 20, 1974, but Class B Stock has not been offered since March 31, 1979. Our Board of Directors has the right to redeem some or all of the outstanding shares of Class B Stock. The Board can also redeem any outstanding shares of Class C Stock that we issued for patronage dividends distributions. If our Company is ever liquidated, the outstanding shares of Class B Stock and Class C Stock have priority over the outstanding shares of Class A Stock in the distribution of our net assets. This priority only extends up to the amount we would have to pay to purchase or redeem all of our outstanding shares of Class B Stock and Class C Stock. If our net assets exceeded the total amount which we would have been required to pay for that redemption, then the excess would be distributed in equal portions to the Class A Stockholders (up to the $1,000 par value of the Class A Stock). After that, any net assets left over would be proportionately distributed among the stockholders of all three classes of our stock. A Class A Stockholder would participate in this distribution based on the proportion which the par value of his share of Class A Stock bears to the sum of the total par value of all outstanding shares of Class A Stock and the total amount which we would have been required to pay to purchase or redeem all of the outstanding shares of Class B Stock and Class C Stock. Each share of Class B Stock and Class C Stock would participate in the distribution in the proportion which the applicable purchase or redemption prices of these types of stock would bear to the same sum.  (See the heading "Description of Capital Stock", subheadings "Voting Rights," "Liquidation Rights," and "Redemption Provisions.")
     The declaring of dividends on any shares of our stock in any class is expressly prohibited by our Certificate of Incorporation and By-laws (See the heading "Description of Capital Stock", subheading "Dividend Rights.")
Basic Features of Offering
     This offering is being made only to approved retailers of hardware and related products who apply for membership in Ace Hardware Corporation, either initially or with additional store memberships. The offering price for each share of Class A Stock is $1,000 and the offering price for each share of Class C Stock is $100.

     Our Company operates as a retailer-owned cooperative. This offering enables retailers to obtain membership in our Company. Membership entitles our dealers to use certain trademarks that we own, to purchase merchandise from us, and also to receive patronage dividends on an equitable basis.
     For an initial membership, you must subscribe for 1 share of Class A Stock plus 40 shares of Class C Stock. If you apply for membership for an additional store location that you own or control, then you must subscribe for 50 shares of Class C Stock for that location. You must also pay us a $1,500 charge for processing your membership application ($2,500 for conversions or new investor ground-ups).
     If you do not pay for your shares in advance, then we bill you for them on the bi-weekly billing statement that we send you for your purchases of merchandise and services from us. You can prepay the purchase price of your shares at any time. For a more detailed explanation of this offering, please see the information under the heading "Distribution Plan and Offering Terms".
Repurchase of Shares by Company
     If your membership for a store location terminates, then all of your shares for that location must be sold back to us unless the shares are transferred to another party whom we agree to accept as a member for that location. If we repurchase your shares, we must do so at the following prices: 1) $1,000 par value for Class A Stock, 2) not less than twice the $1,000 par value for Class B Stock, and 3) not less than the $100 par value for Class C Stock. (See the heading "Description of Capital Stock", subheading "Other Restrictions and Rights", paragraph (g).) We pay some of the repurchase price by issuing you an interestbearing 4-year installment note if your membership terminates in either of two basic types of situations. (See the heading "Description of Capital Stock", subheading "Other Restrictions and Rights", paragraph (h), of this Prospectus and Section 12 of Article XVI of the By-laws, in Appendix A of this Prospectus, for further details concerning those situations.)
     As of the end of our 2001 fiscal year on December 29, 2001, the number of outstanding shares of our stock was as follows: Class A Stock 3,693 shares, Class B Stock 2,108 shares, and Class C Stock 2,602,243 shares. At the completion of this offering, assuming that all Class A Stock is sold, the number of outstanding shares of our stock would be as follows: Class A Stock 5,680 shares, Class B Stock 2,092 shares, and Class C Stock 2,665,700 shares.
     Under Delaware corporate law, we are not allowed to repurchase any of our shares if our assets are less than the amount of our aggregate outstanding shares of capital stock or if our assets would be reduced below that amount because of the repurchase.

     The number of shares of stock that we repurchased and the price per share that we paid during each of our past three fiscal years is summarized in the table below.
                                               Class of Stock
                                    A                   B                    C
                             No. of  Purchase   No. of  Purchase    No. of Purchase   Aggregate
                              Shares     Price     Shares    Price      Shares    Price       Cost
2001 Fiscal Year ended
    December 29, 2001          260     $1,000     144     $2,000    144,584    $100   $15,006,400
 2000 Fiscal Year ended
    December 30, 2000          307     $1,000     180     $2,000    141,365    $100   $14,803,500
 1999 Fiscal Year ended
    January 1, 2000            228     $1,000     160     $2,000    119,614    $100   $12,509,400
Patronage Dividends and Income Tax Treatment
     We operate on a cooperative basis for patronage purchases of merchandise that our shareholders and subscribers for shares make from us. We distribute annual patronage dividends to these shareholders and subscribers on an equitable basis. Please see the table under the heading "The Company's Business,"
 subheading "Distribution of Patronage Dividends" for information about the percentages of sales of merchandise we made during the fiscal years 1999 through 2001 that we distributed as patronage dividends. Under our current plan, a portion of patronage dividends (which can never be less than 20%
 nor more than 45% of the total annual patronage dividends we distribute to each dealer) are paid in cash except to terminated dealers. The cash portion of any patronage dividends which would have been paid to a terminated dealer is applied against that dealer's indebtedness to us unless the terminated dealer makes a timely request for the payment of the minimum 20% in cash. Other qualified property, shares of
 Class C Stock or non-negotiable patronage refund certificates, or a combination of them are used to pay the entire remaining portion of patronage dividends. Dealers whose volume of purchases entitles them to larger total annual patronage dividend distributions receive larger percentages of their patronage dividends in cash. (See the heading "The Company's Business", subheadings "Distribution of Patronage
 Dividends", "Patronage Dividend Determinations and Allocations", and "Forms of Patronage Dividend
 Distributions.") The amount of patronage dividends allocated over the past five fiscal years is shown in
 Selected Financial Data.
     The cash payments and stated dollar amounts of Class C Stock and patronage refund certificates along with the fair market value of any other qualified property that we distribute as patronage dividends must be taken into your gross income for federal income tax purposes. (See the heading "The Company's Business", subheading "Federal Income Tax Treatment of Patronage Dividends.")
     Members whose businesses are located in foreign countries or Puerto Rico (except for unincorporated
 Puerto Rico dealers owned by individuals with U.S. citizenship) can be subject to a 30% U.S.
 withholding tax imposed on nonresident alien individuals and foreign corporations (except for some
 Guam, American Samoa, Northern Mariana Islands, or U.S. Virgin Islands corporations). These dealers have a minimum 30% portion of their annual patronage dividends distributed in cash, and we withhold that amount for the payment of U.S. income tax. A lower rate of withholding may be applicable in countries maintaining tax treaties with the United States. (See the heading "The Company's Business", subheadings "Forms of Patronage Dividend Distributions", and "Federal Income Tax Treatment ofPatronage Dividends.")

  USE OF PROCEEDS
     We use the proceeds that we receive from this stock offering mainly for general working capital purposes (including purchasing the merchandise that we resell and maintaining adequate inventories of this merchandise) and also for the capital expenditures that we make in order to serve our business. We currently have no other specific plan for these proceeds. We also have no plan if less than all the shares in this offering are sold as the main reason for the offering is to enable us to accept new members in accordance with our By-laws. (See the heading "The Company's Business," subheadings "Patronage Dividend Determinations and Allocations" and "Forms of Patronage Dividend Distributions"), for a discussion of how we plan to obtain most of the balance of our operating capital. (See the heading
 "Factors to be Considered," subheading "Sale of All Shares Offered Not Assured.")
DISTRIBUTION PLAN AND OFFERING TERMS
Offering Made Through Company Officers
     Our officers make all of the sales of stock under this offering. We employ approximately 242 field sales personnel including retail business managers, new business managers, retail development managers, visual merchandisers and regional managers. Their duties include contacting retail dealers and promoting our business and programs. Our field sales personnel, however, are not allowed to accept new members, and they are not authorized to make sales of any shares of our stock. Also, we do not pay any commission, bonus or other separate compensation to any officers, field sales personnel, or other employees in connection with the sale of our stock.
Limitation of Offering to Applicants for Ace Dealer Memberships
     This offering is limited to dealers in hardware or similar merchandise who submit membership applications to us for designated retail outlets that we choose to accept. Applicants for membership must submit the following for each store location that desires to become a member:
     1. A signed Membership Agreement in acceptable form;
     2. A check for the application processing fee; and
     3. A signed Subscription Agreement for the purchase of shares of our stock.
Offering Price and Terms of Payment
     Each applicant for membership must subscribe for shares of our stock having a total purchase price of $5,000 per member store. If a dealer does not already have a Membership Agreement with us for any store location, the subscription for shares for the first store location includes 1 share of Class A voting stock at a price of $1,000 per share plus 40 shares of Class C nonvoting stock at a price of $100 per share. The subscription for shares for each additional store location owned or controlled by the same dealer consists entirely of 50 shares of Class C nonvoting stock at a price of $100 per share.
     Unless you prepay your stock subscription, you pay for your shares through a series of charges that we add to your bi-weekly billing statement from us. The amount of each of these charges is the larger of
 $40 or 2% of the purchase price of the merchandise and services you purchase from us during each biweekly period. These charges continue until the stock subscription for your store location is paid for in full. We do not add any interest or other finance charges to the unpaid balance of your stock subscription so long as all of your payments are made by the due date of the billing statement. If we accept the Membership Agreement and Stock Subscription Agreement for your store location, you are entitled to participate in our patronage dividend distributions even though you have not finished paying the full purchase price for that store's shares of stock.
Right of Prepayment
     If you subscribe for shares of our stock, you have the right at any time to prepay some or the entire purchase price as discussed in the section above.
Time of Issuance of Stock Certificates
     Immediately upon your full payment of the $1,000 purchase price for your 1 share of Class A voting stock, we issue you a certificate for that share. If your stock subscription includes a share of Class A Stock, all of your payments are first applied to the purchase price for this share. You do not have any voting rights until you are issued a share of Class A voting stock. We issue certificates for your shares of Class C nonvoting stock only when you have paid the full purchase price for all of your Class C shares for your particular store location. If the membership for your store location terminates before its shares have been fully paid for and issued, then we give you a refund for the amount that you previously paid toward the purchase of these shares.
Termination of Membership Upon Transfer or Repurchase of Shares
     Unless we expressly consent to the continuation of your membership, it will automatically terminate when any of your shares of our stock (whether you purchased them or whether you received them as patronage dividends) are transferred to another eligible shareholder or we repurchase them.
Federal Income Tax Status of Class A and Class C Shares
     If your membership terminates for all of your member store locations and we repurchase your shares of Ace stock, that repurchase would include your one share of Class A voting stock. Since we must repurchase the share of Class A Stock at its $1,000 par value, you would not realize taxable income from our repurchase of that share.
     If we repurchase your shares of Class C Stock, you could realize taxable income under the U.S.
 Internal Revenue Code if the price we had to pay for the shares to redeem them exceeded the $100 par value that you originally paid for them under this offering. This could occur if our Board of Directors set a higher offering price for Class C shares at some future date. In this example, unless you still owned our stock for other store locations that remained members, the taxable income you realized at the time of our repurchase of your Class C shares might qualify for capital gains treatment.
     If you still continued to own shares of our stock for other store locations after we repurchased your shares for one or more of your locations, then the entire amount we would pay you for the repurchased shares might be treated under the Internal Revenue Code as a dividend and be taxed to you as ordinary income. In that case, the income tax basis of the shares of our stock that you still held might be increased by an amount equal to the original basis of the shares you purchased from us.
     Section 483 of the U.S. Internal Revenue Code may apply if you pay for your shares in periodic installments extending for more than 1 year from the date of the sale. In that case, all payments that are due more than 6 months after the date of the sale may be deemed to include "unstated interest." Although you might deduct this interest, it could also reduce the cost basis of your shares.
     "Unstated interest" that is taxable income to you can also occur under Section 483 of the U.S. Internal Revenue Code if your membership is terminated and you receive a 4-year installment note from us in partial payment for your stock. [(See the heading "Description of Capital Stock," subheading "Other
 Restrictions and Rights," subparagraph (h))]. This could happen if the sum of the total payments to be made to you for the repurchase of stock exceeded the sum of the present values of those payments plus the present values of any interest payments due under the note. The present value of a payment is figured using a discount rate that is equal to the applicable Federal rate in effect as of the date of the note, compounded twice a year.
   DESCRIPTION OF CAPITAL STOCK
Dividend Rights
     Our Certificate of Incorporation and By-laws prohibit us from declaring dividends on any shares of any class of our stock. However, we may distribute shares of Class C Stock to you as a part of your annual patronage dividends. (See the heading "The Company's Business," subheading "Forms of Patronage
 Dividend Distributions," as well as Note 5 to Financial Statements, and Note (B) to "Selected Financial
 Data").
Voting Rights
     Our Class A Stock is voting stock, but Class B Stock and Class C Stock can vote separately by class upon any increase or decrease in the number of authorized shares of their classes, any change in the par value of those shares, or anything that would change the power, preferences or special rights of one of those classes so as to adversely affect its shares. Any class of stock that has the right to vote has one vote per share. Cumulative voting of shares for the election of directors or other reasons is not allowed.
Liquidation Rights
     If our Company voluntarily or involuntarily liquidates or goes out of business, our net assets will be distributed among the shareholders of all classes of our issued and outstanding stock. In that case, our Class B and Class C shareholders would first receive the total amounts which we would have had to pay them to repurchase all of their outstanding shares of those classes at the prices previously set by our Board of Directors. However, if we did not have enough net assets to pay that amount, then each outstanding share of Class B Stock and each outstanding share of Class C Stock would share in the distribution of our net assets in the proportion which its purchase or redemption price would bear to the total available for payment. (See the subheading "Redemption Provisions" below). If our net assets were more than that, the excess would be distributed equally to each Class A stockholder up to the Class A Stock par value of $1,000 per share. Any net assets that were left would be distributed among the shareholders of all classes of stock as follows:
(a) first, we would take the amount of the total $1,000 par value for all of the outstanding shares of Class A Stock and we would add this to the total amount we would have been required to pay to purchase or redeem all of our outstanding shares of Class B Stock and Class C Stock at the prices previously set by our Board of Directors. The sum of these two figures would be used in the steps below;

(b) next, each outstanding share of Class A Stock would receive part of the remaining net assets in the proportion which its $1,000 par value bears to the sum determined in (a) above; and

(c) each outstanding share of Class B Stock and each outstanding share of Class C Stock would share in the remaining net assets in the proportion which its price, as previously set by our Board of Directors, bears to the sum determined in (a) above.

Preemptive Rights

     No stockholder has any special right or preference to purchase any present or future shares of our stock, notes, debentures, bonds or other securities, including any convertible stock, options or warrants.
Redemption Provisions
     Redemption provisions do not apply to any shares of Class A Stock, and they only apply to the shares of our Class B Stock and our Class C Stock that have been issued as annual patronage dividends. These redemptions may be made at any time as determined by our Board of Directors. The redemption price would also be determined by our Board of Directors, but the redemption price to be paid for Class C
 Stock cannot be less than its $100 par value per share and the redemption price to be paid for Class B
 Stock cannot be less than twice its $1,000 par value per share. (The redemption price for Class B Stock, has to be equal to twenty times the per share price that our Board of Directors establishes for purchases or redemptions of our Class C Stock.) If we decided to redeem our stock as discussed above, we would have to mail notice to each stockholder of that class at least 30 days before the redemption date. If not all of the outstanding Class B or C shares were being redeemed, then the number of shares and the method of redemption, whether by lot or prorata or some other way, would be determined by our Board of
 Directors.
Other Restrictions and Rights

(a) We do not have any conversion rights, sinking fund provisions, or liability to further calls or assessments for any shares of our stock.
(b) As security for your indebtedness to us, we retain a first lien upon all your shares of Ace stock and all amounts that you pay us under your Stock Subscription Agreement before your shares are issued. Your interest in your Ace stock and the amounts you pay us under your Stock Subscription Agreement are always offset by the amount of any indebtedness that you owe us. We will not transfer any of your shares or any funds in your stock subscription account unless you are free from all indebtedness to us. If we would issue an installment note to partially pay for the stock that we are buying back from a terminated dealer in one of the situations described in section (h) below, then the cash portion we would normally pay toward those shares would first be applied toward any indebtedness which that terminated member owed to us. The portion of the purchase price of those shares that we would normally pay with an installment note would then be applied toward any indebtedness that still remained.
(c) Since we first issued shares of our stock to members and continuing to the present time, the ownership of all classes of our stock has been limited to approved dealers in hardware and related products who have Membership Agreements with us. Ownership of Class B Stock has been limited to dealers whose Membership Agreements with us began on February 20, 1974 or earlier. You are not allowed to transfer your shares of our stock or to sell, assign or pledge them, or to post them as collateral or give lien rights in them to anyone other than Ace without the prior consent of our Board of Directors. If our Board of Directors refuses to consent to a transfer or assignment of your stock certificates to another retail hardware dealer, then we have to purchase that stock back from you as described in section (g) below. You are not entitled to make a transfer or assignment to anyone who is ineligible to become a member of our Company. In other words, approved transfers can only be made to other dealers who either have Membership Agreements with us or whom we are willing to accept as members. Where you propose to transfer the ownership of your member store location to another member, (or to someone whom we are willing to accept as a member), then you have the option of either (i) selling or transferring to that person the same number of shares that we would have been required to offer him as a member for that store location, or (ii) selling those shares back to us. However, there are certain types of transfers of your business where you do not have the option of selling those shares back to us. These situations involve (i) any transfer which is not complete, unconditional and irrevocable; (ii) any transfer to an entity in which you retain an ownership interest; or (iii) any transfer to your spouse.

(d) If your membership terminates for your store location, then we must repurchase your shares of Ace stock. Our repurchase obligation is subject to our first lien and our right to set off your indebtedness to us as described in section (b) above. (If your stock has not yet been paid for and your shares have not yet been issued, we would instead refund the amounts that you paid under your Stock Subscription Agreement, again subject to our first lien and offset rights described in section (b) above). Your membership can be terminated by a formal notice of termination, and it can also be terminated automatically under our By-laws in each of the following three situations without a formal notice:
(i) If your store closes down or ceases business unless your store is moved, with our consent and approval, to another location, or unless your store is being acquired by another dealer whom we are willing to accept as a member for operation under the same membership at another location;

(ii) If an individual holder of our shares or a member of a partnership that is a holder of our shares dies, except where the store location having the Ace membership continues, with our approval (which we will not unreasonably refuse to give), to be operated by the deceased person's estate, heirs or partnership successors. Changes in the legal form of ownership of the member store from an individual proprietorship or partnership to a corporation or from a partnership to an individual proprietorship are not considered significant in these cases;

(iii) If a court or other official body rules that a member is insolvent, or the member assigns the business to be operated for the benefit of creditors, or a voluntary or involuntary bankruptcy or similar petition is filed under the U.S. Bankruptcy Code regarding the dealer or the store or business unit for which our shares of stock are held.

(e) Our Board of Directors does not need to consent to a transfer of shares of Ace stock that occurs when the shares are held jointly with others and the ownership of the shares automatically passes under law to the survivor(s), nor are we obligated to repurchase the shares in that case unless the store location either (i) closes down, or (ii) stops being operated as a member of our Company.

(f) If you hold your Ace membership in the form of a corporation (the "member corporation"), you must give us written notice of any proposal where the holders of 50% or more of the voting stock of the member corporation propose to sell or transfer all of their shares of capital stock (both voting and non-voting) of that member corporation. If there is a member corporation but another corporation (the "controlling company") holds 80% or more of the voting stock of the member corporation, then you must also give us written notice if the holders of 50% or more of the voting stock of the controlling company propose to sell or transfer all of their shares of capital stock (both voting and non-voting) in the controlling company. In these cases, when the sale or transfer occurs, the corporation whose shares were sold or transferred can either keep all the shares of Ace stock that it owns for the member corporation or sell all of those shares of Ace stock back to us. If it chooses to sell all of the shares of Ace stock back to us, then the memberships for all of the store locations represented by that stock are considered terminated by the member's voluntary action. Once terminated in this way, any store location that wishes to continue being a member must submit a new application for our acceptance. However, there are certain types of transfers of their own company stock by the shareholders of member corporations that do not result in the option of selling any Ace shares back to us. These situations involve (i) any transfer which is not complete, unconditional and irrevocable; (ii) any transfer to an entity in which the person making the transfer retains an ownership interest; or (iii) any transfer to the spouse of the person making the transfer.

(g) The price that we pay when we repurchase shares of Ace stock is as follows:
(i) For Class A Stock, the $1,000 par value of the shares;

(ii) For Class B Stock, the per share price last set by our Board of Directors, currently 2,000 per share. This price cannot be less than twice the $1,000 par value of the Class B Stock and must be equal to twenty times the per share repurchase price set by our Board of Directors for repurchases of our Class C Stock;

(iii) For Class C Stock, the per share price last set by our Board of Directors, currently $100 per share. This price may not be less than the $100 par value of each of these shares. There is no market for the sale or trading of our stock, and the redemption prices last established by our Board of Directors have not been adjusted since 1974 when the Company first became a cooperative.
(h) When we repurchase our stock from a terminated member in either of the two situations described below, we issue an installment note for part of the purchase price. That note is payable in four equal annual installments plus accrued interest. The situations where we use an installment note are where:
(i) the dealer voluntarily terminates his Ace membership, but continues basically the same business at the store location, and the store continues being controlled (more than 50%) by the same person, partnership or corporation; or

(ii) we terminate the dealer's Ace membership for being delinquent in payment to us or because of some other default under the Membership Agreement.
     Even in the above situations, though, the amount originally paid in by the dealer under the Stock
 Subscription Agreement is subject to being refunded in cash. We also pay cash when the entire remaining portion of the purchase price is less than $5,000. Where the remaining portion is $5,000 or more in these cases, however, we only pay cash for the amount originally paid in by the dealer under the Stock
 Subscription Agreement, and we pay the rest by an installment note as described above. The interest rate on this installment note is the rate established by our Board of Directors at the time the note is issued. This interest rate is a minimum of 6% per annum, and is at least as high as the interest rate that applies to the patronage refund certificates that are issued as a part of our annual patronage dividends. Our Board of Directors may authorize higher levels of cash payments for dealer hardship situations, but this depends on our financial condition and requirements at the time.
(i) There is no restriction on our repurchase or redemption of any shares of our stock if we fall behind in making any sinking fund installment payments which we may become obliged to make in the future. Since we are prohibited from declaring dividends on any shares of our stock, there can be no past due situation in the payment of dividends that could impose any restriction on our repurchase or redemption of our stock. Under the General Corporation Law of Delaware, we are not allowed to repurchase any of our shares if our assets are less than the amount of the aggregate outstanding shares of our capital stock or would be reduced below that amount after the repurchase.
(j) We have established a LBM Retailer Incentive Pool Plan for our members who purchase lumber and building materials ("LBM") products through Builder's Mart of America, Inc. ("BMA") and are eligible participants under our Ace Contractor Center standards. Under the plan, we calculate an annual estimate of the amount by which our stock in BMA has increased or decreased in value from our initial investment, net of certain expenses. We allocate this estimate to eligible members annually based on their qualifying purchases of LBM products. A member's pool allocation only becomes vested and can only be redeemed upon the termination of the member's Ace membership which results in the sale or redemption of Ace stock held for that location, Ace's termination of the LBM Retailer Incentive Pool Plan, or Ace's liquidation, whichever comes first. Negative pool balances are not charged to members.
THE COMPANY'S BUSINESS
     Ace Hardware Corporation was formally organized as a Delaware corporation in 1964. In 1973, as the result of a corporate merger, it became the successor of Ace Hardware Corporation, an Illinois corporation that was organized in 1928. Until 1973, the Illinois corporation conducted the business now being engaged in by our Company. Our main executive offices are located at 2200 Kensington Court, Oak
 Brook, Illinois 60523. Our main telephone number is (630) 990-6600.
     We operate primarily as a wholesaler of hardware and related products, and we also manufacture paint products. We mainly sell our products to hardware dealers who have Membership Agreements with
 us. These Membership Agreements allow the hardware dealers to purchase merchandise and services from us and, in most cases, to license one or more of our marks. (See the heading "Factors To Be
 Considered", subheading "Documents Accompanying Prospectus," and the heading "The Company's
 Business", subheading "Membership Agreements").
     We operate on a cooperative basis and distribute patronage dividends to our eligible member dealers each year on the basis of quantity or value of patronage business that we do with them. (See the subheading "Distribution of Patronage Dividends").
     As of the end of our 2001 fiscal year on December 29, 2001, there were 4,976 stores having Membership Agreements with us. The States with the largest concentration of members are California (approximately 10%), Texas and Illinois (approximately 6% each), Florida (approximately 5%) and Michigan and Georgia (approximately 4% each). The States where we shipped the largest percentages of merchandise in fiscal year 2001 were California (approximately 12%), Illinois (approximately 9%), Florida (approximately 6%), Texas, Michigan and Georgia (approximately 4% each). Approximately 4.4% of our sales are made to locations outside of the United States and its territories.
     The number of member locations that we had during each of our past three fiscal years is summarized in the following table:
                                                              2001    2000    1999
Member outlets at beginning of period                        5,011  5,082  5,039
 New member outlets                                             220    208    264
 Member outlets terminated                                      255     279     221

Member outlets at end of period                              4,976  5,011  5,082
                                                             =====  =====  =====
 Dealers having one or more member outlets at end of period   3,778  3,858  3,932
     We service our dealers by buying merchandise in quantity lots, mainly from manufacturers. We then warehouse large quantities of this merchandise and sell it in smaller lots to our dealers. Most of the products that we distribute to our members from our warehouses are sold at a price that we establish ("dealer cost"), to which a 10% adder ("handling charge") is generally added. In fiscal year 2001, warehouse sales were 72% of our total sales and bulletin sales were 3% of our total sales with the balance of 25% being direct shipment sales.
     The following is a breakdown of our total warehouse sales among various general classes of merchandise for each of the past three fiscal years:
Class of Merchandise                          2001     2000    1999

Paint, cleaning and related supplies          21%     20%     20%
 Plumbing and heating supplies                 15%     15%     15%
 Hand and power tools                          14%     14%     14%
 Garden, rural equipment and related supplies  14%     14%     13%
 Electrical supplies                           12%     12%     13%
 General hardware                              11%     12%     12%
 Sundry                                         8%      7%      7%
 Housewares and appliances                      5%      6%      6%
     We sponsor two major hardware conventions each year at various locations. We invite dealers and vendors to attend, and dealers generally place orders that are delivered before the next convention.
 During the convention, there are exhibits of regular merchandise, new merchandise and seasonal merchandise. Lawn and garden supplies and exterior paints are seasonal merchandise in many parts of the country. Some types of goods such as holiday decorations are also seasonal.
     Warehouse sales involve the sale of merchandise that we inventory at our warehouses. Direct shipment sales involve sales where the merchandise is shipped directly to dealers by vendors. Bulletin sales involve our special bulletin offers where we order specific merchandise after dealers sign up to buy particular quantities of it.
     Dealers place direct shipment orders with our vendors using special purchase orders. The vendors then bill us for these orders, which are shipped directly to dealers. We, in turn, bill the ordering dealers with an adder ("handling charge") that varies according to the following schedule:
Invoice Amount                    Adder (Handling Charge)
$    0.00 to $  999.99                   2.00%
 $1,000.00 to $1,999.99                   1.75%
 $2,000.00 to $2,999.99                   1.50%
 $3,000.00 to $3,999.99                   1.25%
 $4,000.00 to $4,999.99                   1.00%
 $5,000.00 to $5,999.99                    .75%
 $6,000.00 to $6,999.99                    .50%
 $7,000.00 to $7,999.99                    .25%
 $8,000.00 and over                        .00%
     We make bulletin sales based upon notices from dealers that they wish to participate in one of our special bulletin offers. Generally, we notify dealers of our intention to purchase certain products for bulletin shipment. We then purchase these products in the quantities that the dealers order. When the bulletin shipment arrives, we do not place it into warehouse inventory. Rather, we break it up into smaller quantities and deliver it to the dealers who ordered it. We generally apply a 6% adder ("handling charge") to this category of sales.

     We typically apply an additional adder of 3% to merchandise that is exported outside of the United
 States, its territories and possessions. Ace dealers located outside of the United States, its territories and possessions who are not subject to the additional 3% adder are assessed a flat 2% adder on all direct shipment sales. We maintain inventories to meet only normal resupply orders. Resupply orders help keep our inventories at normal levels. Usually these resupply orders are filled within one day of receipt. Bulletin orders are somewhat similar to resupply orders, but can be for future delivery. We do not backlog normal resupply orders and therefore, no significant backlog exists at any point in time.
     Our Store Traffic Opportunity Program ("STOP") is a program where we offer our dealers specific products that we assign to a "competitive price sales" classification. These products are delivered from our warehouses with or without the addition of freight charges and with an adder (if any) of up to 5%, determined on an item by item basis. Management has the authority to add and withdraw items from the
 STOP program, and to establish reasonable minimum or multiple item purchase requirements for this program. We do not make any patronage dividend distributions for purchases under the STOP program.
 We do, however, consider STOP purchases to be either warehouse purchases or bulletin purchases, as applicable, in determining the forms of patronage dividend distributions. (See the heading "Business,"
 subheading "Forms of Patronage Dividend Distributions.")
     Our LTL Plus Program allows dealers to purchase full or partial truckloads of products from specific vendors for direct shipment delivery. No adder or national advertising assessment applies to these purchases. (See heading "The Company's Business," subheading "Patronage Dividend Determinations and Allocations.")
     In addition to hosting conventions as well as other shows and product exhibits for our dealers, we also provide many special services. We offer these services at established charges. These services include inventory control systems, as well as price and bin ticketing. We also provide dealers with a checklist service so that they can have current information about the merchandise that we offer. We also provide a choice of ongoing educational and training programs for dealers. (See the heading "The Company's Business," subheading "Special Charges and Assessments.")
     Our wholly owned subsidiary, Ace Insurance Agency, Inc., offers a Group Dealer Insurance Program so that dealers can purchase different types of insurance coverage. This program offers "all risk" property insurance and business interruption, crime, liability and workers' compensation insurance, in addition to medical insurance for store employees. AHC Realty Corporation, another wholly owned subsidiary, offers broker services to dealers who want to buy or sell stores. Loss Prevention Services, Inc., another wholly owned subsidiary, offers security training and other loss prevention services to dealers.
     Our wholly owned subsidiary, Ace Hardware Canada, Limited, operates as a wholesaler of hardware and related merchandise in Canada. It has two distribution facilities located in Calgary, Alberta and
 Brantford, Ontario. In November 2001, the Company announced the closure of the Calgary facility.
 Ace Hardware Canada, Limited generated less than one percent (1%) of our consolidated revenue during fiscal year 2001.
     We operate our Company-owned retail hardware stores through our wholly owned subsidiary Ace
 Corporate Stores, Inc. For further information about these stores, please see the heading "Properties"
 which appears later in this Prospectus.
     We manufacture paint and similar coating products at our factories in Matteson and Chicago Heights,
 Illinois. These factories are the main source of the paint products that we offer for sale. We operate our paint manufacturing business as a separate Division of our Company for accounting purposes. We purchase all our raw materials for paint manufacturing from outside sources. We have had adequate sources of raw materials in the past, and we do not currently expect any shortages of raw materials that would have a major impact on our paint operations. Paint manufacturing is seasonal in the sense that greater paint sales occur from April through September. Historically, our need to comply with environmental laws and regulations has not had a major effect on our ability to conduct our paint manufacturing operations.

     Our business, both hardware wholesaling and paint manufacturing, is not dependent on any major suppliers and we feel that seasonal fluctuations do not have a major effect on our operations. For more discussion of our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."
     We also offer services to members that relate to the operation of their retail businesses. We provide these services (such as advertising, merchandising and training programs) to assist our members and in some cases, to maximize our centralized buying power.
Strategic Planning
     We have a strategic planning process that results in goals, objectives and programs that we want to develop in the future for our Company and our members. Because strategic plans deal with the future, this discussion of them contains "forward looking statements," which are based on our current expectations. The actual results of our efforts can differ greatly from the results that we might desire. We believe that we have the facilities, the employees and the resources for ongoing success as we implement our plans and programs, but the future is difficult to forecast, especially areas such as revenues, costs, margins and profits which are influenced by many factors. Some of these factors are discussed below.
     The effects of future growth in the hardware and hardlines-related industries, are uncertain. By
 "hardlines-related industries" we mean home center, do-it-yourself, rental and commercial/industrial categories. The future condition of the economy is also uncertain, when viewed domestically, internationally or in specific geographical regions. Some other uncertainties that could affect our plans include possible future changes in merchandise and inventory prices, and the effect of increasingly intense competition. There could be potential shifts in market demand for some products. Lawsuits and laws, especially laws dealing with franchising, licensing, importing, exporting and environmental matters could affect our future business. We cannot predict whether these uncertainties might cause future costs or liabilities or have some other effect on our future ability to achieve our plans.
     Through our ongoing strategic planning process we have focused our plans around four segments for future growth and success in our competitive industry. These four segments are: Retail Success (store operations), Wholesale Success (distribution), International growth and new member growth. Retail success for our dealers is a primary objective because, in our opinion, it drives both their retail performance and our wholesale growth. We have therefore increased our efforts to assist members in
 "retail success initiatives," which are designed to improve their retail performance and competitiveness. These retail success initiatives include retail goals that we urge dealers to strive for within their stores and in locally competitive markets. These goals do not, however, impose major restrictions or requirements on members. Our minimum requirements for the acceptance of new members are outlined in the current Membership Agreement and Supplement and in the Member Operational Requirements that apply under that Agreement. The Operational Requirements do require that, within one year, the member must make us the primary source of supply and terminate any previous participation in the program of any other major hardware wholesaler. There are currently no general requirements (apart from special voluntary programs) where members have to make particular percentages of purchases from us or have to achieve minimum retail performance levels, such as sales dollars per square foot.
     Our current strategic initiative, Vision 21, focuses on becoming a world class organization through encouraging dealers to adopt certain merchandising, marketing and operational practices that are supported by some of our most successful dealers to improve the Company's and the dealers' overall competitiveness and efficiency. The cornerstones to Vision 21 are to improve retailers' sales and profits, streamline our processes, bring wholesale and retail together as one Ace team and provide ultimate customer satisfaction. Vision 21 goals include minimizing disparities between retail and wholesale, developing dealer-friendly procedures that take duplication and costs out of dealers' operations, achieving consistent implementation of programs more rapidly and improving the dealers' financial performance and their ability to pursue new stores and store expansions. As retailers become Vision 21 retailers they are afforded various benefits to assist them to succeed at retail.
Special Charges and Assessments
     We sponsor a national advertising program. To pay for this program, we assess dealers an amount equal to 1.50% of their purchases (except purchases of LTL Plus products and certain hardware and software computer systems), with minimum and maximum yearly assessments of $2,223.00 and
 $6,800.00, respectively, (based on purchases) for each store location. We grant exemptions from these assessments and make various adjustments to them for stores located outside the continental United
 States and for new stores during their start up year, and for stores operating under an agreement that does not permit them to use "Ace" or "Ace Hardware". For the year 2002, we will also impose a flat charge of $100.00 on May 1, 2002 and November 1, 2002 per store location to pay for national sales promotions for Memorial Day and the day after Thanksgiving. The amount of our national advertising assessment can be changed from time to time by our Board of Directors. We can also impose assessments at a flat monthly rate or based on a percentage of sales for regional advertising not to exceed 2% of a dealer's annual purchases. Regional advertising assessments are subject to the same minimum and maximum amounts as the National Advertising assessment.
     Every two weeks, we bill the member store for a special low volume account service charge of $75 if annual purchases from us are less than $50,000. We will bill the member store for a special low volume account service charge of $60 per bi-weekly billing statement period if purchases from us during such period are less than $5,700.00. The low volume service charges that we bill to the store in a specific year are automatically refunded if that store's total purchases increase to over $148,200 during the year. The store is excused from this low volume account service charge during the first 12 months that it is a member. There are some exceptions to our low volume account service charges that are described below:
1. Stores which purchase $148,200 of merchandise from us during the year, are given a credit on the next billing statement for any low volume charges which we billed that store earlier in the year. We then stop billing that store for low volume account service charges for the rest of the year, even if its current purchases on a billing statement are less than $5,700; and
2. We do not bill low volume account service charges every two weeks if a store's sales volume with us the year before was at our minimum ($148,200), but we will bill these charges in a lump sum to a store's last statement of the year if that store does not reach our applicable minimum by that time.
     An Ace store that falls below our minimum purchase levels can also be subject to termination.
     We add a late payment service charge on any past due balance that you owe us for merchandise, services, or your stock subscription. The current rate for the late payment service charge is .77% per bi-weekly statement period, except in Texas where the charge is .384% and Georgia where the charge is
 .692%. We consider a past due balance to exist whenever we do not receive payment of the amount shown as due on your billing statement within 10 days after the date of that statement. We can change the rate of our late payment service charge from time to time.
     Effective August, 2001, we assess members operating under a standard Membership Agreement a mandatory monthly fee for Core Retail Services in the amount of $197 per month for all single stores or parent stores and $67 per month for all branch stores located in the United States. Core Retail Services consist of the following elements:
1. ACENET. This service is our primary communications vehicle with our members. It is and electronic network that allows defective goods claims processing, product search online or through a CD-ROM catalog, electronic communications, employee testing and training courses, review and payment of retailer statements and numerous other applications.
2. Material Safety Data Sheet Subscription Service. This service provides members with access 24 hours per day and 7 days per week to information on the chemical ingredients of certain products that we sell.
3. Ace Training Network. This service is one of our retail training programs. Each single store or parent store is credited with 16 points per month and each branch store is credited with 11 points per month. A single store or parent store is one that has purchased or subscribed for a share of our Class A voting stock. A branch store is one whose membership involves only shares (or a subscription for shares) of our nonvoting Class C Stock. (See Article XXV, Section 2 of our By-laws). You may use your points at any time to buy one of the training programs that we offer. If you do not have enough points for the program that you want, you can use the points that you have and we will bill you for the difference. Multiple stores and member groups can pool their points together to purchase our training programs.
4. NRHA E-Tools. These include unlimited use of certain Internet-based services offered by the National Retail Hardware Association (NRHA), including their Advanced Course in Hardware Retailing, the Forte International Communications Survey and their Employee Compensation Study.
5. Retail Pricing. This includes access to our national price shopping and ad data collected from non-Ace stores, our suggested retail prices, our customized retail pricing strategy services and catalog updates to our suggested retail prices.
     Members operating under a Contractor agreement are assessed a mandatory monthly fee of $53 for
 ACENET and the Material Safety Data Sheet Subsciption Service.
Trademark and Service Mark Registrations
     The names "ACE HARDWARE" and "ACE" are used extensively by members and ourselves in the promotion, advertising and marketing of products and services that we sell. We have had the following
 Trademark and Service Mark Registrations issued by the U.S. Patent and Trademark Office for our marks:

                                                  Registration
         Description of Mark          Type of Mark     Number         Expiration Date
"ACE HARDWARE" with winged
   emblem design                      Service Mark    840,176     December 5, 2007
 "ACE HARDWARE" with winged
   emblem design                      Trademark       898,070     September 8, 2010
 "THE PAINTIN' PLACE"                 Service Mark  1,138,654     August 12, 2010
 "PACE" with design                   Service Mark  1,208,887     September 14, 2002
 "ACE HARDWARE" with winged
   emblem design                      Trademark     1,277,581     May 15, 2004
 "ACE HARDWARE" in stylized
   lettering design                   Trademark     1,426,137     January 27, 2007
 "ACE" in stylized lettering design   Service Mark  1,464,025     November 3, 2007
 "ACE HARDWARE" in stylized
   lettering design                   Service Mark  1,486,528     April 26, 2008
 "ACE HARDWARE AND
   GARDEN CENTER" in stylized
   lettering design                   Service Mark  1,487,216     May 3, 2008
 "ACE NEW EXPERIENCE" in
   stylized lettering design          Trademark     1,554,322     September 5, 2009
 "ACE SEVEN STAR" in stylized
   lettering design                   Trademark     1,556,389     September 19, 2009
 "ACE BEST BUYS" in circle design     Service Mark  1,560,250     October 10, 2009
 "ACENET"                             Service Mark  1,574,019     December 26, 2009
 "ACE IS THE PLACE"                   Service Mark  1,602,715     June 19, 2010
 "LUB-E"                              Trademark     1,615,386     October 2, 2010
 "ASK ACE"                            Service Mark  1,653,263     August 6, 2010
 "ACE 2000"                           Service Mark  1,682,467     April 7, 2002
 "ACE" in stylized lettering design   Trademark     1,683,538     April 12, 2002
 "THE OAKBROOK COLLECTION"
   in stylized lettering design       Trademark     1,707,986     August 18, 2002
 "ACE HARDWARE BROWN BAG
   BONANZA" with design               Service Mark  1,761,277     April 13, 2003
 "ACE HARDWARE
   COMMITTED TO A QUALITY
   ENVIRONMENT" design                Service Mark  1,764,803     April 13, 2003
 "CELEBRATIONS"                       Service Mark  1,918,785     September 12, 2005
 Repetitive Stylized "A" design       Service Mark  1,926,798     October 10, 2005
 "The NEW AGE OF ACE" design          Service Mark  1,937,008     November 21, 2005
 "ACE RENTAL PLACE"
   in stylized lettering design       Service Mark  1,943,140     December 19, 2005
 "HELPFUL HARDWARE FOLKS"             Service Mark  1,970,828     April 30, 2006
 "ACE HOME CENTER"                    Service Mark  1,982,130     June 25, 2006
 "SEALTECH"                           Trademark     2,007,132     October 8, 2006
 "GREAT FINISHES"                     Trademark     2,019,696     November 26, 2006
 "WOODROYAL"                          Trademark     2,065,927     May 27, 2007
 "ROYAL SHIELD"                       Trademark     2,070,848     June 10, 2007
 "ROYAL TOUCH"                        Trademark     2,070,849     June 10, 2007
 "QUALITY SHIELD"                     Trademark     2,102,305     September 30, 2007
 "QUALITY TOUCH"                      Trademark     2,102,306     September 30, 2007
 "STAINHALT"                          Trademark     2,122,418     December 16, 2007
 "ACE CONTRACTOR CENTER"              Service Mark  2,158,681     May 19, 2008
 "NHS NATIONAL
   HARDLINES SUPPLY"                  Service Mark  2,171,775     July 7, 2008
 "ACE COMMERCIAL &
   INDUSTRIAL SUPPLY"                 Service Mark  2,186,394     September 1, 2008
 "THE OAKBROOK COLLECTION"            Trademark     2,187,586     September 8, 2008
 "ACE GARDEN PLACE"                   Service Mark  2,227,729     March 2, 2009
 "ACE ROYAL"                          Trademark     2,237,981     April 13, 2009
 "HELPFUL HARDWARE CLUB"              Service Mark  2,239,400     April 13, 2009
 "THE FOLKS IN THE RED VEST"          Service Mark  2,261,946     July 20, 2009
 "ACE CONTRACTOR PRO"                 Trademark     2,273,483     August 31, 2009
 "ILLUMINATIONS"                      Trademark     2,353,666     May 30, 2010
 "ACE YOUR NEIGHBROHOOD
   SOLUTIONS PLACE"                   Service Mark  2,386,359     September 12, 2010
 "ACE" with accent design             Service Mark  2,378,123     August 15, 2010
 "ACE SOLUTIONS PLACE"                Service Mark  2,394,181     October 10, 2010

     As of the date of this filing, we also have the following applications for new registrations pending in the U.S. Patent and Trademark Office:
Mark                                       Type of goods/services
"STORE-IT-RIGHT"                         hardware products, namely, hooks
                                          brackets, knobs, hangers and
                                          extensions for support or hanging
 "ACE HOMEPLACE"                          magazines
 "ACE" with halo design                   retail hardware store services
 "COLOR YOUR LIFE"                        indoor and outdoor paint, coatings and
                                          varnishes
 "CONTRACTOR CENTERS OF AMERICA"
   and design                             retail store services in the field of
                                          hardware and related goods
 "NATIONAL SUPPLY NETWORK"                wholesale store services; namely
                                          providing wholesale industrial supplies
                                          and equipment to commercial and
                                          industrial customers
Competition
     Competitive conditions in the wholesale and retail hardware industry are intense and increasing.
 Independent hardware retailers must remain competitive with discount stores and chain stores, such as
 WalMart, Home Depot, Menard's, Sears, and Lowe's, and with other mass merchandisers. Retail hardware stores have been slowly shifting their locations to high rent shopping centers. There has also been a trend toward longer store hours. There is intense pressure on hardware retailers to obtain low cost wholesale supply sources. In several markets in the United States, we also compete directly with other dealer-owned wholesalers such as TruServ Corporation, Do it Best Corporation and United Hardware
 Distributing Co.
Employees
     We have 5,229 full-time employees, of which 1,590 are salaried employees. Excluding our Canadian operations and Company-owned retail locations, we have 4,828 full-time employees to support our domestic and international retailers. We also have, as of the end of the 2001 fiscal year, union contracts covering one (1) truck driver's bargaining unit and two (2) warehouse bargaining units. We consider our employee relations with both union and non-union employees to be good, and we have had no strikes in the past five years. In general, our employees are covered by either negotiated or nonnegotiated benefit plans that include hospitalization, death benefits and, with few exceptions, retirement benefits.
Limitations on Ownership of Stock
     Our members own all of our outstanding shares of capital stock. Membership in our Company is limited to approved dealers in hardware and related products who have Membership Agreements with
 us. These are the only ones eligible to own or purchase shares of any class of our stock.
     No dealer is allowed to own more than 1 share of our Class A voting stock, no matter how many store locations that dealer owns or controls. This ensures that each stockholder in our cooperative has equal voting power. We treat an unincorporated member or a partnership member as being controlled by someone else if 50% or more of the assets or profit shares of that member are owned by (i) another person, partnership or corporation; or (ii) the owner(s) of 50% or more of the assets or profit shares of another unincorporated business firm or (iii) the owner(s) of at least 50% of the capital stock of a corporation. We treat a member that is a corporation as being controlled by someone else if at least 50% of the capital stock of that member is owned by (i) another person, partnership or corporation; or (ii) the owner(s) of at least 50% of the capital stock of another corporation; or (iii) the owner(s) of at least 50% of the assets or profit shares of another unincorporated business.
Distribution of Patronage Dividends
     We operate on a cooperative basis for patronage purchases of merchandise from us that are made by dealers who have become members of our Company. We also operate on a cooperative basis with dealers who have subscribed for shares of our stock but who have not yet actually become "members" because they have not yet fully paid for their $1,000 par value shares of our Class A voting stock. The dealers in either of these two categories are entitled to receive patronage dividends once a year on an equitable basis.
     We made patronage dividend distributions at the following percentages of our sales in the warehouse, bulletin and direct shipment categories and on the total sales of products manufactured by our Paint Division during the past three fiscal years:

                                   2001     2000     1999
     Warehouse Sales            4.27330% 4.43564% 4.98172%
      Bulletin Sales                 2.0%     2.0%     2.0%
      Direct Shipment Sales          1.0%     1.0%     1.0%
      Paint Sales                 8.9371%  8.1131%  7.8827%
     Under our LTL Plus Program, we also calculate patronage dividends separately on sales of full or partial truckloads of products purchased by eligible dealers from certain vendors (see discussion of LTL
 Plus Program under the heading "The Company's Business.") The LTL Plus Program patronage dividend was .5% of these sales for fiscal year 2001, 2000 and 1999.
     Sales of merchandise under our Contractor and Industrial Distributor Programs are made on a nonpatronage basis.
Patronage Dividend Determinations and Allocations
     The amounts that we distribute as patronage dividends consist of our gross profits on patronage business that we do with dealers who qualify for patronage dividend distributions, less a proportionate share of our expenses for administration and operations. Our gross profits consist of the difference between our selling price for the merchandise that these dealers buy from us and our purchase price for that merchandise. Our computation of patronage dividends excludes all of our income and expenses from activities that are not directly related to patronage transactions. The excluded items primarily consist of profits on business that we do with dealers or other customers who do not qualify for patronage dividend distributions and any income or loss that we realize from the disposition of property and equipment.
     Our By-laws provide that, by virtue of dealers being "members" of our Company (that is, by owning shares of our Class A voting stock), they consent to include in their gross income for federal income tax purposes all patronage dividends that we distribute to them. These distributions must be included in gross income for the taxable year in which the dealer receives them. Dealers who have not yet fully paid the $1,000 purchase price for their shares of our Class A voting stock are also required to include all patronage dividends we distribute to them in their gross income as explained above. Under our Stock Subscription Agreement, dealers must expressly consent to take these patronage dividend distributions into their gross incomes.
     The amount of the patronage dividends which dealers must include in their gross incomes includes both the cash portion of patronage dividends and any portion of patronage dividends that we apply against any indebtedness the dealer owes to us in accordance with Section 7 of Article XXIV of our By-laws. It also includes any portion of patronage dividends that they receive in shares of our Class C nonvoting stock, other property and patronage refund certificates. The Company also has the authority to issue a portion of the patronage dividend in the form of other property.
     Under our present program, patronage dividends on each of our three basic categories of sales
 (warehouse sales, bulletin sales and direct shipment sales) are allocated separately, as are patronage dividends under our LTL Plus Program. Dividend percentage calculations are made with reference to the net earnings derived from each of the respective categories. The 2001 patronage dividend rate for the LTL Plus Program is .5% of our LTL Plus sales. The 2001 patronage dividend rates for direct shipment and bulletin sales are 1.0% and 2.0%, respectively, while the current 2001 warehouse patronage dividend rate is 4.27%.
     Patronage dividends are calculated separately for full and partial truckloads of products purchased under the LTL Plus Program. (See the heading "Business", discussion of LTL Plus Program and the subheading "Forms of Patronage Dividend Distributions" below.)
     Any manufacturing profit realized on intracompany sales of products manufactured by our Paint Division is allocated and distributed as patronage dividends to eligible dealers in proportion to their respective annual dollar purchases of paint and related products from that division. The earnings we realize on wholesale sales of the Paint Division's products to our eligible dealers are currently distributed as patronage dividends to them as part of the patronage dividends which they receive each year in the basic patronage dividend categories of warehouse sales, bulletin sales and direct shipment sales. The 2001 paint dividend rate is 8.94%. Under Section 8 of Article XXIV of our By-laws, if the Paint Division's manufacturing operations for any year result in a net loss instead of a profit to the Paint Division, this loss would be netted against the earnings we realized from our other activities during the year, so that the earnings available for distribution as patronage dividends from these other activities would be reduced for the year.
     We have established a LBM Retailer Incentive Pool Plan for our members who purchase LBM products through Builder Marts of America, Inc. ("BMA") and are eligible participants under our Contractor Center standards. This is not a patronage dividend plan, but rather an allocation of the increase in our stock investment in BMA. Under the plan, we calculate an annual estimate of the amount by which our stock in
 BMA has increased or decreased in value from our initial investment, net of certain expenses. We allocate this estimate to eligible members annually based on their qualifying purchases of LBM products. A member's pool allocation only becomes vested and can only be redeemed upon the termination of the member's Ace membership which results in the sale or redemption of Ace stock held for that location, Ace's termination of the LBM Retailer Incentive Pool Plan, or Ace's liquidation, whichever occurs first. Negative pool balances are not charged to members. The 2001 incentive pool rate under this plan is .40% of qualifying purchases.
Forms of Patronage Dividend Distributions
     We make patronage dividend distributions to our eligible dealers in cash, shares of our Class C Stock and patronage refund certificates according to a specific plan that has been adopted by our Board of Directors. This plan can be changed from time to time by the Board as they deem fit depending on business conditions and our Company's needs.
     This plan is summarized below for the purchases that our eligible dealers make from us for the year
 2001 and subsequent years.
     1. For each of your eligible stores, we initially calculate the minimum cash patronage dividend distribution as follows:

(a) 20% of the first $5,000 of the total patronage dividends allocated for distribution each year to you based on the purchases made for the eligible store;

(b) 25% of the portion of the total patronage dividends allocated for that store which exceed $5,000 but do not exceed $7,500;

(c) 30% of the portion of the total patronage dividends allocated for that store which exceed $7,500 but do not exceed $10,000;

(d) 35% of the portion of the total patronage dividends allocated for that store which exceed $10,000 but do not exceed $12,500;

(e) 40% of the portion of the total patronage dividends allocated for that store which exceed $12,500.

2. We distribute the portion of patronage dividends in excess of the cash or property amounts above in the form of shares of our Class C nonvoting stock (par value $100 per share) until the total par value of all shares of all classes of our capital stock that you hold for the eligible store equals the greater of:
(a) $20,000; or

(b) the sum of purchases in the following categories that you made for the eligible store during the most recent calendar year:

(i) 15% of the volume of Ace manufactured paint and related products purchases, plus

(ii) 3% of the volume of drop-shipment or direct purchases (excluding Ace manufactured paint and related products), plus

(iii) 15% of the volume of warehouse and bulletin purchases (including STOP and excluding Ace manufactured paint and related products), plus

(iv) 4% of the volume of LTL Plus purchases.
     Please note, however, that we do not issue fractional shares of Class C Stock. We take any amount that would result in a fractional share of stock and distribute it in cash or patronage refund certificates instead.
     3. The portion of your total patronage dividends for each of your eligible stores which exceeds the sum of:

(a) the cash amount determined under Paragraph 1 above and

(b) the amount of Class C Stock determined under Paragraph 2 above is distributed to you in cash up to certain limits. The total amount that you receive in cash for an eligible store cannot exceed 45% of that store's total patronage dividends for the year. If a store's total cash distribution would exceed this 45%         limit, then the distribution over that amount is made instead in the form of a non-negotiable patronage refund certificate. Our Board of Directors determines the maturity dates and interest rates of these patronage refund certificates before they are issued. These certificates include provisions that give us a first lien on the amount of any indebtedness that you owe us. The certificates also contain language         subordinating them to all the rights and claims of our secured creditors, general creditors and our bank creditors. Historically, these patronage refund certificates have matured within five years from the date we issued them.

     Article XXIV, Section 7 of our By-laws requires the cash portion of any patronage dividends to be applied against any indebtedness a member owes us where the membership for his store is terminated before the distribution of patronage dividends. Despite this, however, 20% of a terminated store's total annual patronage dividends will be paid in cash if we receive a timely request for this form of payment.
     Because of the requirement of the U. S. Internal Revenue Code that we withhold 30% of the annual patronage dividends distributed to eligible dealers whose places of business are located in foreign countries or Puerto Rico, the cash portion of patronage dividends to these dealers is a minimum of 30%. There are exceptions to this 30% cash payment in the case of 1) unincorporated Puerto Rico dealers owned by individuals who are U.S. citizens, 2) certain dealers incorporated in Guam, American Samoa, the Northern Mariana Islands or the U.S. Virgin Islands. These exceptions apply if less than 25% of the stock of these dealers is owned by foreign persons, and at least 65% of their gross income for the last three years has been sufficiently connected with a trade or business in one of these locations or in the United States, and 3) dealers located in countries maintaining tax treaties with the United States that provide for reduced rates of withholding.
     We also have certain loan programs that allow dealers to pay us back with part of their patronage dividend distributions. For example, to help members buy standardized exterior signs identifying their stores, our Board of Directors has authorized a loan program. Under this program, a dealer may apply to borrow between $100 to $25,000 per location from us for this purpose. If you obtain a loan under this program, you may either repay it in twelve payments billed on your regular bi-weekly billing statement, or you may apply the non-cash portion of your annual patronage dividends (for up to the next three annual patronage dividend distributions) toward payment of your loan.
     Our Board of Directors has also authorized a loan program to help qualified dealers pay for costs of converting their stores from another hardware distributor's program to our program. Under this loan program, these dealers can borrow up to $95,000 per store. If you obtain a loan under this program, we will apply the non-cash portion of your annual patronage dividends (for up to the next three annual patronage dividend distributions) towards payment of your loan. Unless extended by the Board of Directors, this loan program will remain in effect until June 1, 2002 or until 100 loans are made, whichever occurs first.
     Our Board of Directors has also authorized finance programs to help qualified dealers buy certain computer systems from us and to finance capital improvements with patronage dividends. The amount financed cannot exceed 80% of the cost of any system. For PAINTMAKER computers, members have applied to borrow between $4,000 to $15,000 per location repayable over a period of three (3) years.
     Under these programs, members have directed us to first apply the patronage refund certificate portion of their patronage dividend distributions toward the balance owed on financed items and next to apply patronage dividends which would otherwise be payable for the same year in the form of our Class C
 Stock. These signage, computer financing and store conversion programs may be revised or discontinued
 by our Board at any time.
     Members also have the ability to apply for a Capital Stock loan which is designed to provide them with access to their future patronage dividends to assist them in opening new retail stores or to assist in significant store expansions. These loans are repaid at the end of seven (7) years from rebate distributions of the non-cash portion of the annual rebate on the respective store during that period.
Federal Income Tax Treatment of Patronage Dividends
     Both the shares of Class C nonvoting stock and the patronage refund certificates that we use to pay patronage dividends are "qualified written notices of allocation" within the meaning of Sections 1381 through 1388 of the U.S. Internal Revenue Code. The Company may pay a portion of its dividend in the form of other qualified property pursuant to Section 1382 of the U.S. Internal Revenue Code. These
 Sections of the Internal Revenue Code deal with the income tax treatment of cooperatives and their patrons and have been in effect since 1963. The dollar amount stated on a qualified written notice of allocation and the fair market value of other qualified property must be taken into the gross income of the person to whom the notice is issued, even though this dollar amount may not actually be paid to the person in the same year that it is taxed.
     In order for us to receive a deduction from our gross income for federal income tax purposes for the amount of any patronage dividends that we pay to a patron (that is, to one of our eligible and qualifying dealers) in the form of qualified written notices of allocation or other qualified property, we have to pay (or apply against any indebtedness that the patron owes us in accordance with Section 7 of Article XXIV of our By-laws) not less than 20% of each patron's total patronage dividend distribution in cash and the patron also has to consent to having the written notices of allocation at their stated dollar amounts, and other qualified property at the fair market value, included in his gross income for the taxable year in which he receives them. The Internal Revenue Code also requires that any patronage dividend distributions that we deduct on our federal income tax return for business we do with patrons must be paid to those patrons within eight and one-half months after the end of that taxable year.
     If you become one of our "members" by owning 1 share of Class A voting stock, you are deemed under the U.S. Internal Revenue Code to have consented to take the written notices of allocation and other qualified property that we distribute to you into your gross income. Your consent is deemed because of 1) your act of obtaining or retaining membership in our Company, and 2) because our By-laws provide that your membership constitutes this consent, and we give you written notification of that By-law provision. Under another provision of the Internal Revenue Code, dealers who have subscribed for shares of our stock are also deemed to have consented to take the dollar amounts of their written notices of allocation and other qualified property into their gross incomes. This occurs because of the consent provisions included in the Subscription Agreement for our stock.
     If you receive a patronage refund certificate as part of your patronage dividends (see the subheading "Forms of Patronage Dividend Distributions"), you may be deemed to have received interest income. This interest would arise in the form of an original issue discount to the extent that the face amount of the certificate exceeds the present value of the stated principal and interest payments that we have to pay you under the terms of the certificate. This interest income would be taxable to you "ratably" over the term of the certificate under Section 7872(b) (2) of the U.S. Internal Revenue Code. Present value for this purpose is determined by using a discount rate equal to the applicable Federal rate in effect as of the day of issuance of the certificate, compounded twice a year.
     We are required to backup withhold for federal income tax on the total patronage dividend distribution we make to anyone who has not furnished us with a correct taxpayer identification number. We can also be required to backup withhold federal taxes on the cash portion of each patronage dividend distribution made to someone who fails to certify to us that he is not subject to backup withholding. This backup withholding obligation based on a failure to certify may not be applicable, however, unless 50% or more of the total distribution is made in cash. Since we distribute all of our patronage dividends for a given year at the same time and since our current patronage dividend plan (see the subheading "Forms of Patronage Dividend Distributions") does not permit any member store to receive more than 45% of its patronage dividends for the year in cash, we believe that a certification failure like this should not ordinarily have any effect on our Company or any of its dealers.
     Patronage dividends that we distribute to patrons who are located in foreign countries or certain U.S. possessions (including those who are incorporated in Puerto Rico or who reside in Puerto Rico but have not become citizens of the United States) have been held to be "fixed or determinable annual or periodic income." Patrons who receive this type of income are currently required to pay a tax of 30% of the amount received under Sections 871(a)(1)(A) and 881(a)(1) of the Internal Revenue Code. When dealers are subject to this 30% tax, we must withhold it from their patronage dividends and pay it over to the U.S. Internal Revenue Service. The above does not apply to a corporation organized in Guam, American
 Samoa, the Northern Mariana Islands or the U. S. Virgin Islands if less than 25% of its stock is owned by foreign persons and at least 65% of its gross income for the last three years has been effectively connected with the conduct of a trade or business in that location or in the United States. A reduced rate of withholding may apply to dealers located in countries maintaining tax treaties with the United States.
     The 20% minimum portion of the patronage dividends that must be paid in cash to patrons other than those discussed above may not be enough, depending upon the patron's income tax bracket, to pay all of the patron's federal income tax on his annual patronage dividend distributions. In our management's opinion, the payment of a minimum of 20% of total patronage dividends in cash each year will not have a material adverse affect on our operations or on our ability to obtain sufficient working capital for the normal requirements of our business.
Membership Agreements
     If you apply to become an Ace member, you must sign a Subscription Agreement to purchase our stock.
 You must also sign our customary Membership Agreement and Supplement. You must submit a payment of
 $1,500 ($2,500 for conversions or new investor ground-ups) with your signed Membership Agreement and
 Supplement. We use this fee toward our estimated costs of processing your membership application. If you submit a membership application and we accept it, we sign your Stock Subscription Agreement and your
 Membership Agreement and Supplement and send them back to you for your records. Your membership may generally be terminated upon various notice periods and for various reasons (including voluntary termination by either of us). The details of these reasons and notice periods are in the Membership
 Agreement. These reasons for termination and notice periods apply except where special laws or regulations in certain locations limit our right to terminate memberships, or require longer notice periods.
Non-Shareholder Programs
     In 1989, our Board of Directors first authorized us to affiliate non-shareholder international dealers who operate retail businesses outside the United States, its territories and possessions. These international dealers sign agreements that differ from our regular Membership Agreement. They may be granted a license to use certain of our trademarks and service marks, but they do not sign stock subscription agreements or become shareholders, nor do they receive patronage dividends.
     In 1995, our Board of Directors first authorized us to affiliate non-shareholder retail accounts other than international dealers. These accounts, which are generally served through our wholly-owned subsidiary National Hardlines Supply, Inc. ("NHS"), are not granted an ongoing license to use our trademarks and service marks. They can purchase selected types of products from us for resale. They are not members of our cooperative, and therefore do not own our stock or receive patronage dividends.
     In 1996, we established a license program for international non-shareholder dealers. These international licensees typically receive the exclusive right to use our trademarks and service marks, as well as exclusive rights to distribute the merchandise they purchase from us in their home countries.
 International licensees pay us a negotiated license fee and ongoing royalties on their retail sales in exchange for these rights, and for our ongoing training and support.
     In 1996, we also began operations through our subsidiary Ace Hardware Canada, Limited ("Ace
 Canada"). Ace Canada's customers are non-shareholders who do not receive patronage dividends from us.
 Only customers signed under the Ace Canada Franchise Agreement are licensed to use our trademarks and service marks.
     In 1998, we began developing joint ventures with certain members as a way of increasing the Ace presence in key markets without the need for Ace to use solely its own resources to open company stores.
 For each joint venture, we and the member enter into a Limited Liability Company Agreement, with the retailer acting as the managing member. The limited liability company ("LLC") operates the joint venture stores. In each joint venture to date, we own 50% or less of the LLC's units. Currently, the Company has an ownership interest in six joint ventures. In the future, we may explore other joint venture opportunities with our members; however we consider each situation unique and we evaluate each opportunity on its own merits.
     In our sole discretion, we may offer a member a mutually agreeable termination arrangement. In some situations, a member who terminates on this basis may be offered the opportunity to purchase products from us (including Ace private label products) for a period of up to 5 years after the termination of membership. The former member is not required to make any such purchases from us, but must maintain favorable credit status in order to do so.
     In 2001, we developed a non-shareholder industrial distributor program and contractor program.
 These industrial distributors can purchase selected types of products from us for resale. They are not members of our cooperative, and therefore do not own stock or receive patronage dividends. These programs are made available to cooperative members, however, members will not receive patronage dividends for purchases of products under these programs.
     Sales to international non-shareholder dealers accounted for approximately 4.4% of our total sales in 2001, approximately 6.7% of our total sales in 2000 and approximately 6.5% of our total sales in 1999. Sales to domestic non-shareholder locations accounted for less than 2.0% of our total sales in 2001, less than 2.5% of our total sales in 2000 and less than 1.5% of our total sales in 1999. (See Appendix A, Article XXV, section 2 of our By-laws regarding International Retail Merchants and non-member accounts.)
PROPERTIES
     Our general offices are located at 2200 Kensington Court, Oak Brook, Illinois 60523. Information
 about our main properties appears below:

                                   Square Feet     Owned       Lease
                                   of Facility       or      Expiration
              Location            (Land in Acres)    Leased       Date

General Offices:
    Oak Brook, Illinois                291,816      Leased  September 30, 2009
    Downers Grove, Illinois             23,962      Leased  June 30, 2004
    Markham, Ontario, Canada(1)         15,372      Leased  February 28, 2006
Distribution Warehouses:
    Lincoln, Nebraska                  345,440      Leased  December 31, 2006
    Arlington, Texas                   313,091      Leased  July 31, 2003
    Perrysburg, Ohio                   393,720      Leased  December 31, 2004
    Tampa, Florida                     391,755       Owned
    Yakima, Washington                 507,030       Owned
    Maumelle, Arkansas                 597,253       Owned
    LaCrosse, Wisconsin                591,964       Owned
    Rocklin, California (4)            478,468       Owned
    Rocklin, California                '75,000      Leased  July 31, 2003
    Gainesville, Georgia               481,013       Owned
    Prescott Valley, Arizona           631,485       Owned
    Princeton, Illinois              1,094,756       Owned
    Chicago, Illinois (2)               18,168      Leased  May 31, 2002
    Summit, Illinois (2)                37,236      Leased  February 28, 2017
    Baltimore, Maryland (2)             19,600      Leased  December 31, 2008
    Colorado Springs, Colorado         494,219       Owned
    Wilton, New York                   800,525      Leased  September 1, 2007
    Loxley, Alabama                    798,698      Leased  May 27, 2009
    Brantford, Ontario, Canada (3)     354,000      Leased  March 31, 2006
    Calgary, Alberta, Canada (3)       240,000      Leased  June 30, 2002
    Prince George County, Virginia     798,786       Owned
    Fort Worth, Texas (2)               10,915      Leased  December 31, 2005
Print Shop Facility:
    Downers Grove, Illinois             41,000      Leased  April 30, 2003
Paint Manufacturing Facilities:
    Matteson, Illinois                 371,411       Owned
    Chicago Heights, Illinois          194,000       Owned

(1) This property is leased by our subsidiary Ace Hardware Canada Limited for its corporate office.
 (2) This property is leased for use as a freight consolidation center.
 (3) Our subsidiary, Ace Hardware Canada Limited, leases this property for a distribution warehouse.
     Ace Hardware Canada Limited has exercised an option to terminate the lease for the Calgary Warehouse effective April 30, 2002.
 (4) The Company has entered into an agreement to sell this property and plans to acquire vacant land and construct a larger replacement warehouse.
     In addition to the above, we or our subsidiary, Ace Corporate Stores, Inc., lease 26 retail hardware stores ranging from 13,000 to 25,000 square feet in size located in the following states: Colorado, Georgia, Illinois, New Jersey, Oregon, Washington and Wisconsin.
     We also lease a fleet of trucks and equipment for the main purpose of delivering merchandise from our warehouses to our dealers.
MANAGEMENT
Our directors and executive officers are:
                                              Position(s) Currently Held
             Name               Age       and Business Experience (for the past 5 years)
Jennifer C. Anderson           51   Director since June, 1994; term expires 2003;
                                     President of Davis Lumber and Ace Hardware,
                                     Inc., Davis, California since November, 1985.
 Richard F. Baalmann, Jr.       42   Director since June, 1999; term expires 2002;
                                     President of Homart, Inc., Centralia, Illinois since
                                     May, 1988.
 Eric R. Bibens II              45   Director since June, 1997; term expires 2003;
                                     President of Bibens Home Center, Inc.,
                                     Springfield, Vermont since 1983.
 Michael C. Bodzewski           52   Vice President, Marketing, Advertising, Retail
                                     Development and Company Stores effective
                                     October, 2000; Vice President - Marketing,
                                     Advertising and Retail Operations East effective
                                     October, 1999; Vice President - Sales and
                                     Marketing effective October, 1998; Vice President
                                     - Merchandising effective June, 1990.
 Lori L. Bossmann               41   Vice President, Merchandising effective October,
                                     2000; Vice President - Finance effective October
                                     1999; Vice President - Controller effective September,
                                     1997; Controller effective January, 1994.
 J. Thomas Glenn                42   Director since June 1996; term expires 2002;
                                     President of Ace Hardware of Chattanooga,
                                     Chattanooga, Tennessee since January, 1990.
 Ray A. Griffith                48   Executive Vice President, Retail effective October,
                                     2000; Vice President - Merchandising effective
                                     October, 1998; Vice President - Retail
                                     Development and Marketing effective September,
                                     1997; Director - Retail Operations, Western
                                     Division effective September, 1994.
 Daniel L. Gust                 52   Director since June , 1998; term expires 2004;
                                     President of Garden Acres Ace Hardware,
                                     Longmont, Colorado since January, 1991.
 D. William Hagan               44   Director since June, 1997; term expires 2003;
                                     President of Hagan Ace Hardware, Orange Park,
                                     Florida since February, 1980.
 David F. Hodnik                54   President and Chief Executive Officer effective
                                     January, 1996; President and Chief Operating Officer
                                     effective January 1, 1995.
 Paul M. Ingevaldson            56   Senior Vice President - International and Technology
                                     effective September, 1997; Vice President - Corporate
                                     Strategy and International Business effective
                                     September, 1992.
 Howard J. Jung                 54   Chairman of the Board and Director since June, 1998;
                                     term expires 2003; Vice President of Ace Hardware
                                     Stores, Inc., Raleigh, North Carolina since June, 1997.
 Rita D. Kahle                  45   Executive Vice President effective October, 2000;
                                     Senior Vice President - Wholesale effective
                                     September, 1997; Vice President - Finance effective
                                     January, 1994.
 Richard A. Karp                50   Director since June, 2000; term expires 2003;
                                     President, Cole Hardware, San Francisco, California
                                     since June, 1979.
 David F. Myer                  56   Senior Vice President, Retail Support and Logistics
                                     effective October, 2000; Vice President - Retail
                                     Support effective September, 1997; Vice President -
                                     Retail Support and New Business effective October,
                                     1994
 Fred J. Neer                   62   Vice President - Human Resources effective April, 1989.
 Kenneth L. Nichols             53   Vice President, Retail Operations effective October,
                                     2000; Vice President - Retail Operations West
                                     effective October, 1999; Vice President - New
                                     Business effective October, 1998; Director - Retail
                                     Operations, Eastern Division effective October, 1994.
 Richard W. Stine               56   Director since June, 1999; term expires 2002; Vice
                                     President of Stine, Inc., Sulphur, Louisiana since
                                     September, 1976.
 David S. Ziegler               46   Director since June 2001; term expires 2004; Vice
                                     President of Z Hardware Company, Elgin, Illinois
                                     since February, 1979.

     Our By-laws provide that our Board shall have between 9 and 12 directors. A minimum of 9 directors must be dealer directors. A maximum of two directors may be non-dealer directors. Non-dealer directors cannot exceed 25% of the total number of directors in office at any one time. Non-dealer directors may
 (but do not have to be) shareholders of ours who are in the retail hardware business. Our By-laws provide for three classes of directors who are to be elected for staggered 3-year terms, except that one director who would not otherwise be eligible for reelection in 2001 was elected at the 2001 annual meeting of stockholders for a two year term under Article IV, Sections 1 through 3 of our By-laws. On January 23, 2001, the Board of Directors passed a resolution reducing the number of directors from eleven to ten effective with the 2001 Annual Stockholders meeting on June 4, 2001.
     Our By-laws also provide that no one can serve as a dealer director unless that person is an owner, executive officer, general partner or general manager of a retail business organization that is a shareholder of ours. Regional dealer directors are elected from geographic regions of the United States. The Board under Article IV, Section 1 of our By-laws, determines these regions. If the Board finds that regional dealer directors represent all regions, then dealer directors at large may be elected, so long as the maximum number of directors allowed under our By-laws is not exceeded.
     A geographic breakdown of our current regions for the election of directors at our 2002 annual stockholders meeting to be held on June 3, 2002 appears below:
Region 1 - Maine, New Hampshire, Vermont, Massachusetts, Connecticut, Rhode Island, New York,
           Pennsylvania, New Jersey;
Region 2 - Delaware, Maryland, Virginia, West Virginia, Kentucky, Tennessee, North Carolina,
            South Carolina, District of Columbia, Ohio;
 Region 3 - Alabama, Mississippi, Georgia, Florida;
 Region 4 - Indiana, Illinois, Michigan, Wisconsin;
 Region 5 - Colorado, Idaho, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, North Dakota,
            South Dakota, Utah, Wyoming;
 Region 6 - Arkansas, Louisiana, Oklahoma, Texas, New Mexico, Arizona;
 Region 7 - Hawaii, California, Nevada, Oregon, Washington, Alaska
     Under the procedure required by our By-laws, the following directors have been selected as nominees for reelection as dealer directors at the 2002 annual stockholders meeting:
Nominee                                                        Age Class  Region  Term
 Richard F. Baalmann, Jr. . . . . .. . .  . . . . . . . . . . . 42  Second   4    3 years
 J. Thomas Glenn . . . . .. . . . .. . .  . . . . . . . . . . . 42  Second   2    3 years
 Richard W. Stine . . . . . . . . .. . . .. . . . . . . . . . . 56  Second   6    3 years
The person named below has been selected as a nominee for election to the Board for the first time at the 2002 annual meeting as a dealer director of the class, from the region and for the term indicated:
Nominee                                                        Age Class  Region  Term
 Jeffrey M. Schulein . . . . . . . . . . . . . .. . . . . . . . 60  Second   7*   3 years
*Jeffrey M. Schulein has been selected as a nominee to replace Jennifer C. Anderson, Region 7, who has announced her intention to resign from the Board for personal reasons effective June 3, 2002.

     Non-dealer directors and dealer directors at large are not elected from particular geographic regions.
     Article IV of our By-laws has information about the qualifications for membership on the Board of
 Directors, the terms of directors, the limitations on the total period of time that a director may hold office, the procedure for Nominating Committees to select candidates and nominees for election to the Board of Directors and the procedure for filling vacancies on the Board if one occurs during an unexpired term.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    Page
 Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
 Consolidated Balance Sheets as of December 29, 2001 and December 30, 2000 . . ..     32
Consolidated Statements of Earnings and Consolidated Statements of
   Comprehensive Income for each of the years in the three-year period ended December 29, 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . 34
Consolidated Statements of Member Dealers' Equity for each of the years in the three-year period ended December 29, 2001 . . . . . . . . . . . . . . . . . . . .  35
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 29, 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . 36
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . 37

INDEPENDENT AUDITORS' REPORT

The Board of Directors
 Ace Hardware Corporation:
     We have audited the accompanying consolidated balance sheets of Ace Hardware Corporation and subsidiaries as of December 29, 2001 and December 30, 2000 and the related consolidated statements of earnings, comprehensive income, member dealers' equity and cash flows for each of the years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United
 States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
 An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ace Hardware Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Chicago, Illinois
 January 28, 2002

                                    ACE HARDWARE CORPORATION
                                   CONSOLIDATED BALANCE SHEETS
                              December 29, 2001 and December 30, 2000

                                              ASSETS

                                                           December 29,     December 30,
                                                              2001             2000
                                                                  (000's omitted)

Current assets:
   Cash and cash equivalents                               $    25,213      $    24,644

   Short-term Investments                                       17,158           12,772

   Receivables:
      Trade                                                    308,390          316,339
      Other                                                     63,064           59,090
                                                               371,454          375,429

      Less allowances for doubtful receivables                  (2,419)          (2,458)

            Net receivables                                    369,035          372,971

   Inventories (Note 2)                                        412,568          395,565

   Prepaid expenses and other current assets                    16,295           15,105

            Total current assets                               840,269          821,057

Property and equipment (Note 10):
   Land                                                         15,466           16,791
   Buildings and improvements                                  232,015          211,024
   Warehouse equipment                                         100,676           90,250
   Office equipment                                            111,175           99,560
   Manufacturing equipment                                      15,197           14,590
   Transportaion equipment                                      16,345           16,888
   Leasehold improvements                                       17,575           17,445
   Construction in progress                                         -             2,054
                                                               508,449          468,602
      Less accumulated depreciation and amortization          (220,942)        (206,712)

             Net property and equipment                        287,507          261,890

Other assets                                                    41,015           40,863

                                                           $ 1,168,791      $ 1,123,810
                                                           ============     ============

                See accompanying notes to consolidated financial statements.

                                     ACE HARDWARE CORPORATION
                                    CONSOLIDATED BALANCE SHEETS
                              December 29, 2001 and December 30, 2000

                               LIABILITIES AND MEMBER DEALERS' EQUITY

                                                           December 29,     December 30,
                                                              2001             2000
                                                                  (000's omitted)

Current liabilities:
   Current installment of long-term debt (Note 4)          $     7,179      $     6,904
   Short-term borrowings (Note 3)                               72,600           81,500
   Accounts payable                                            409,789          448,766
   Patronage dividends payable in cash (Note 5)                 34,229           34,764
   Patronage refund certificates payable (Note 5)                9,084            4,795
   Accrued expenses                                             81,062           63,224

      Total current liabilities                                613,943          639,953

Long-term debt (Note 4)                                        170,387          105,891
Patronage refund certificates payable (Note 5)                  77,401           68,385
Other long-term liabilities                                     27,184           24,923

      Total liabilities                                        888,915          839,152

Member dealers' equity (Notes 5 and 8):
   Class A Stock of $1,000 par value                             3,693            3,783
   Class B Stock of $1,000 par value                             6,499            6,499
   Class C Stock of $100 par value                             260,224          250,480
   Class C Stock of $100 par value, issuable to dealers
     for patronage dividends                                    23,284           24,267
   Additional stock subscribed, net                                303              351
   Retained deficit                                            (17,591)          (5,551)
   Contributed capital                                          13,485           13,485
   Accumulated other comprehensive loss                         (1,239)            (162)

                                                               288,658          293,152
Less: Treasury stock, at cost                                   (8,782)          (8,494)

      Total member dealers' equity                             279,876          284,658

Commitments (Notes 6 and 10)
                                                           $ 1,168,791      $ 1,123,810
                                                           ============     ============

                See accompanying notes to consolidated financial statements.

                                                ACE HARDWARE CORPORATION
                        CONSOLIDATED STATEMENTS OF EARNINGS

                                                                     Year Ended

                                                      December 29,  December 30,  January 1,
                                                          2001          2000         2000
                                                                  (000's omitted)

Net sales                                             $ 2,894,369   $ 2,945,151   $3,181,802
Cost of sales                                           2,617,069     2,665,614    2,908,138

    Gross profit                                          277,300       279,537      273,664

Operating expenses:
    Warehouse and distribution                             34,915        32,496       28,122
    Selling, general and administrative                    86,277        87,368       87,763
    Retail success and development                         68,523        71,558       57,149
       Total operating expenses                           189,715       191,422      173,034

         Operating income                                  87,585        88,115      100,630

Interest expense (Note 12)                                (23,156)      (21,803)     (16,651)
Other income, net                                          12,058        14,207       10,416
Income taxes (Note 7)                                      (3,418)         (127)      (1,833)

            Net earnings                              $    73,069   $    80,392   $   92,562
                                                      ============  ============  ===========

Retained earnings (deficit) at beginning of year      $    (5,551)  $       594   $    3,292
Net earnings                                               73,069        80,392       92,562
Patronage dividends (Note 5)                              (85,109)      (86,537)     (95,260)

Retained earnings (deficit) at end of year            $   (17,591)  $    (5,551)  $      594
                                                      ============  ============  ===========

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                    Year Ended

                                                      December 29,  December 30,  January 1,
                                                          2001          2000         2000
                                                                  (000's omitted)

Net earnings                                          $    73,069   $    80,392   $   92,562
Unrealized gains on securities                                129           458           -
Foreign currency translation, net                          (1,206)         (911)       1,109

     Comprehensive income                             $    71,992   $    79,939   $   93,671
                                                      ============  ============  ===========

             See accompanying notes to consolidated financial statements.

                                                     ACE HARDWARE CORPORATION
                                                      CONSOLIDATED STATEMENTS OF MEMBER DEALERS' EQUITY
                                                     Three Years Ended December 29, 2001 (000's Omitted)

                                                                             Class C Stock
                                                                              Issuable to                                      Accumulated
                                                                              Dealers for Additional  Retained                   Other
                                                Class A  Class B   Class C    Patronage     Stock     Earnings   Contributed Comprehensive   Treasury
                                                 Stock    Stock     Stock     Dividends   Subscribed* (deficit)    Capital   Income/(loss)    Stock        Total
Balance at January 2, 1999                      $3,846   $6,499   $226,571    $26,170      $  471       $3,292     $3,295       $(818)       $(7,814)    $261,512
   Net earnings                                     -        -          -          -           -        92,562         -           -              -        92,562
   Net payments on subscriptions                    -        -          -          -        1,531           -          -           -              -         1,531
   Patronage financing deductions                   -        -          -        (847)         -            -          -           -              -          (847)
   Stock issued                                    238       -      26,616    (25,323)     (1,504)          -          -           -              -            27
   Stock repurchased                                -        -          -          -           -            -          -           -         (12,509)     (12,509)
   Stock retired                                  (228)      -     (11,961)        -           -            -          -           -          12,189           -
   Patronage dividends issuable                     -        -          -      21,648          -            -      10,190          -              -        31,838
   Patronage dividends payable                      -        -          -          -           -       (95,260)        -           -              -       (95,260)
   Accumulated other comprehensive income (loss)    -        -          -          -           -            -          -        1,109             -         1,109
Balance at January 1, 2000                       3,856    6,499    241,226     21,648         498          594     13,485         291         (8,134)     279,963
   Net earnings                                     -        -          -          -           -        80,392         -           -              -        80,392
   Net payments on subscriptions                    -        -          -          -        1,830           -          -           -              -         1,830
   Patronage financing deductions                   -        -          -        (158)         -            -          -           -              -          (158)
   Stock issued                                    234       -      23,391    (21,490)     (1,977)          -          -           -              -           158
   Stock repurchased                                -        -          -          -           -            -          -           -         (14,804)     (14,804)
   Stock retired                                  (307)      -     (14,137)        -           -            -          -           -          14,444           -
   Patronage dividends issuable                     -        -          -      24,267          -            -          -           -              -        24,267
   Patronage dividends payable                      -        -          -          -           -       (86,537)        -           -              -       (86,537)
   Accumulated other comprehensive income (loss)    -        -          -          -           -            -          -         (453)            -          (453)
Balance at December 30, 2000                     3,783    6,499    250,480     24,267         351       (5,551)    13,485        (162)        (8,494)     284,658
   Net earnings                                     -        -          -          -           -        73,069         -           -              -        73,069
   Net payments on subscriptions                    -        -          -          -        1,479           -          -           -              -         1,479
   Patronage financing deductions                   -        -          -      (1,324)         -            -          -           -              -        (1,324)
   Stock issued                                    170       -      24,202    (22,943)     (1,527)          -          -           -              -           (98)
   Stock repurchased                                -        -          -          -           -            -          -           -         (15,006)     (15,006)
   Stock retired                                  (260)      -     (14,458)        -           -            -          -           -          14,718           -
   Patronage dividends issuable                     -        -          -      23,284          -            -          -           -              -        23,284
   Patronage dividends payable                      -        -          -          -           -       (85,109)        -           -              -       (85,109)
   Accumulated other comprehensive income (loss)    -        -          -          -           -            -          -       (1,077)            -        (1,077)
Balance at December 29, 2001                    $3,693   $6,499   $260,224    $23,284      $  303     $(17,591)   $13,485     $(1,239)       $(8,782)    $279,876
                   =======  =======  =========   ========     =======    =========   ========    ========      =========   =========

*Additional stock subscribed is comprised of the following amounts at January 1, 2000, December 30, 2000 and December 29, 2001:

                                                            1999      2000      2001
                                Class A Stock            $  118    $   41    $   94
                                Class B Stock                -         -         -
                                Class C Stock             1,452       975       977
                                                          1,570     1,016     1,071
                                Less unpaid portion       1,072       665       768
                                                         $  498    $  351    $  303
                                                         ======    ======    ======

                                    See accompanying notes to consolidated financial statements.

                                    ACE HARDWARE CORPORATION
                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year Ended
                                                              December 29,      December 30,      January 1,
                                                                  2001              2000             2000
                                                                              (000's Omitted)
    Operating Activities:
    Net Earnings                                              $    73,069       $   80,392        $  92,562
    Adjustments to reconcile net earnings
    to net cash provided by operating activities:
       Depreciation and amortization                               29,221           32,273           23,396
       Gain on sale of property and equipment, net of
         deferred taxes of $1,681                                  (3,264)              -                -
       Decrease (increase) in accounts receivable, net              3,936           (2,092)          26,095
       Increase in inventories                                    (17,003)         (22,475)         (38,685)
       Decrease (increase) in prepaid expenses
 and other current assets                                (1,334)          (1,764)           1,805
       Decrease in accounts payable and accrued expenses          (21,139)          (7,497)          (1,101)
       Increase in other long-term liabilities                      2,261            2,523            3,718

          Net Cash Provided by Operating Activities                65,747           81,360          107,790
    Investing Activities:
       Purchase of short-term investments                          (4,386)         (12,314)              -
       Purchase of property and equipment                         (51,430)         (44,649)         (43,074)
       Proceeds from sale of property and equipment                    -             9,664              349
       Increase in other assets                                    (1,229)         (12,200)         (21,160)

          Net Cash Used in Investing Activities                   (57,045)         (59,499)         (63,885)
    Financing Activities:
       Proceeds (payments) of short-term borrowings                (8,900)          31,631           24,869
       Proceeds from issuance of long-term debt                    70,000               -                -
       Payments on long-term debt                                  (5,229)          (3,167)          (6,892)
       Payment of cash portion of patronage dividend              (34,764)         (38,173)         (34,826)
       Payments of patronage refund certificates and
         patronage financing deductions                           (15,713)          (9,956)         (34,557)
       Proceeds from sale of common stock                           1,479            1,830            1,531
       Repurchase of common stock                                 (15,006)         (14,804)         (12,509)

          Net Cash Used in Financing Activities                    (8,133)         (32,639)         (62,384)
    Increase (decrease) in Cash and Cash Equivalents                  569          (10,778)         (18,479)
    Cash and Cash Equivalents at beginning of year                 24,644           35,422           53,901
    Cash and Cash Equivalents at end of year                  $    25,213       $   24,644        $  35,422
             ============      ===========       ==========
   See accompanying notes to consolidated financial statements.

ACE HARDWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies
    (a)  The Company and Its Business
     Ace Hardware Corporation (the Company) operates as a wholesaler of hardware and related products, and manufactures paint products. As a dealer-owned cooperative, the Company distributes substantially all of its patronage sourced earnings in the form of patronage dividends to member dealers based on their volume of merchandise purchases.
    (b)  Cash Equivalents and Investments
     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Short-term investments consist primarily of corporate and government agency bonds and are classified as held for sale.
    (c)  Consolidation
     The accompanying consolidated financial statements include the accounts of the Company and subsidiaries. All significant intercompany transactions have been eliminated. The equity method of accounting is used for the Company's 50% or less owned affiliates over which the Company has the ability to exercise significant influence.
    (d)  Receivables
     Receivables from dealers include amounts due from the sale of merchandise and special equipment used in the operation of dealers' businesses. Other receivables are principally amounts due from suppliers for promotional and advertising allowances. The Company recognizes revenue from product sales upon shipment to customers.
    (e)  Inventories
     Inventories are valued at the lower of cost or net realizable value. Cost is determined primarily using the last-in, first-out method.
    (f)  Property and Equipment
     Property and equipment are stated at cost less accumulated depreciation and amortization.
Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to earnings. Significant improvements or renewals are capitalized.

     Depreciation expense is computed on both straight-line and accelerated methods based on estimated useful lives as follows:

                                              Useful Life        Principal
                                                Years      Depreciation Method
                Buildings and improvements      10-40         Straight Line
                Warehouse equipment              5-10         Accelerated
                Office equipment                 3-10         Various
                Manufacturing equipment          3-20         Straight Line
                Transportation equipment         3-7          Straight Line

     Leasehold improvements are generally amortized on a straight-line basis over the term of the respective lease.
    (g)  Foreign Currency Translation
     Substantially all assets and liabilities of foreign operations are translated at the rate of exchange in effect at the balance sheet date while revenues and expenses are translated at the average monthly exchange rates prevailing during the year. The Company has utilized foreign exchange forward contracts to hedge non-U.S. equity investments. Gains and losses on these foreign hedges are included in the basis of the underlying hedged investment. Accumulated other comprehensive loss at December 29, 2001 and
December 30, 2000 includes gains of $2.0 million related to previously settled foreign currency contracts.
Foreign currency translation adjustments, net of gains on foreign exchange contracts, are reflected in the accompanying Consolidated Statements of Comprehensive Income for 2001, 2000 and 1999. The
Company did not have any outstanding foreign exchange forward contracts at December 29, 2001 or
December 30, 2000.
    (h)  Financial Instruments
     The carrying value of assets and liabilities that meet the definition of a financial instrument included in the accompanying Consolidated Balance Sheets approximate fair value.
    (i)  Retirement Plans
     The Company has retirement plans covering substantially all non-union employees. Costs with respect to the noncontributory pension plans are determined actuarially and consist of current costs and amounts to amortize prior service costs and unrecognized gains and losses. The Company contribution under the profit sharing plan is determined annually by the Board of Directors.
    (j)  Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
    (k)  Fiscal Year
     The Company's fiscal year ends on the Saturday nearest December 31st. Accordingly, 2001, 2000 and 1999 ended on December 29, 2001, December 30, 2000 and January 1, 2000, respectively.
    (l)  Reclassifications
     Certain financial statement reclassifications have been made to prior year amounts to conform to comparable classifications followed in 2001.
(2) Inventories
     Inventories consist primarily of merchandise inventories. Substantially all of the Company's domestic inventories are valued on the last-in, first-out (LIFO) method; the excess of replacement cost over the
LIFO value of inventory was approximately $57,809,000 and $62,502,000 at December 29, 2001 and
December 30, 2000, respectively. Indirect costs, consisting primarily of warehousing costs, are absorbed as inventory costs rather than period costs.
(3) Short-Term Borrowings
     Short-term borrowings were utilized during 2001 and 2000. The maximum amount outstanding at any month-end during the period was $128.0 million in 2001 and $147.0 million in 2000. The weighted average interest rate effective as of December 29, 2001 and December 30, 2000 was 2.58% and 7.18%,
respectively. Short-term borrowings outstanding as of December 29, 2001 and December 30, 2000 were
$72.6 and $81.5 million, respectively. At December 29, 2001 the Company has available a revolving credit facility with a group of banks providing for $175.0 million in committed lines and also has available $10.0 million in uncommitted lines. The aggregate unused line of credit available at December 29, 2001 and
December 30, 2000 was $112.4 million and $108.5 million, respectively. At December 29, 2001 the
Company had no compensating balance requirements.

(4) Long-Term Debt
    Long-term debt is comprised of the following:

                                                                    December 29, December 30,
                                                                        2001         2000
                                                                         (000's Omitted)
Notes Payable:
   $20,000,000 due in quarterly installments of $540,500
      with interest payable quarterly at a fixed rate of 8.74%      $    3,784   $    5,946
   $30,000,000 due in semi-annual installments of $2,000,000
      with interest payable quarterly at a fixed rate of 6.47%          26,000       30,000
   $20,000,000 due in quarterly installments of $714,300
      commencing September 15, 2004 with interest payable quarterly
      at a fixed rate of 7.49%                                          20,000       20,000
   $30,000,000 due in annual installments of $6,000,000
      commencing March 25, 2005 with interest payable quarterly
      at a fixed rate of 7.55%                                          30,000       30,000
   $25,000,000 due in annual installments of $5,000,000
      commencing February 9, 2006 with interest payable quarterly
      at a fixed rate of 6.61%                                          25,000       25,000
   $70,000,000 due in annual installments of $14,000,000
      commencing April 30, 2009 with interest payable semi-annually
      at a fixed rate of 7.27%                                          70,000           -
Other long term debt                                                        28           83
Installment notes with maturities through 2005 with various
      interest rates                                                     2,754        1,766
                                                                       177,566      112,795
Less current installments                                               (7,179)      (6,904)
                                                                    $  170,387   $  105,891
                                                                    ===========  ===========

     Aggregate maturities of long-term debt are $7,179,000, $6,412,000, $6,066,000, $13,195,000 and
$17,857,000 in 2002 through 2006, respectively, and $126,857,000 thereafter.
(5) Patronage Dividends and Refund Certificates Payable
     The Company operates as a cooperative organization and has paid or will pay patronage dividends to member dealers on the portion of earnings derived from business done with such dealers. Patronage dividends are allocated in proportion to the volume of purchases by member dealers during the period.
The amount of patronage dividends to be remitted in cash depends upon the level of dividends earned by each member outlet, varying from 20% on the total dividends under $5,000 and increasing by 5%
on total dividends for each subsequent $2,500 earned to a maximum of 40% on total dividends exceeding $12,500. In 1999, amounts exceeding the cash portion were distributed in the form of options (i.e. other property) exercisable by the dealers at a future date to acquire shares of the
Company's ownership in a minority-owned investment. Amounts exceeding the cash portion will be distributed in the form of Class C $100 par value stock, to a maximum based upon the current year purchase volume or $20,000 whichever is greater, and thereafter in a combination of additional cash and patronage refund certificates having maturity dates and bearing interest as determined by the
Board of Directors. A portion of the dealer's annual patronage dividends distributed under the above plan in a form other than cash can be applied toward payment of principal and interest on any balances outstanding for approved patronage financing programs.

     The patronage dividend composition for 2001, 2000 and 1999 follows:

                   Subordinated Class           Patronage    Total
            Cash     Refund      C     Other   Financing  Patronage
          Portion Certificates Stock  Property Deductions Dividends
                               (000's Omitted)
2001      $34,229    $18,739  $23,284 $    -   $   8,857  $  85,109
2000       34,764     18,029   24,267      -       9,477     86,537
1999       38,173     12,249   21,648  10,190     13,000     95,260
     Patronage dividends are allocated on a fiscal year basis with issuance in the following year.

     The patronage refund certificates outstanding or issuable at December 29, 2001 are payable as follows:

                                                   Interest
             January 1,           Amount             Rate
                            (000's omitted)

            2002               $  9,084             6.25%
            2003                 13,319             6.00
            2004                 15,297             6.00
            2005                 12,449             6.25
            2006                 17,597             6.50
            2007                 18,739             6.00

(6) Retirement Plans
     The Company has two defined benefit pension plans covering substantially all non-union employees, the Employees' Pension Plan and Trust and the Employees' Retirement Income Plan and Trust. The
Company terminated the Employees' Pension Plan and Trust effective April 30, 2000. In addition to the net periodic pension expense, the Company recognized a gain of $3,131,000 (net of tax) in 2000 of which the pre-tax portion is classified as other income, net in the accompanying consolidated financial statements.
Benefits in these plans are based on years of service, highest average compensation (as defined)
and the related profit sharing and primary social security benefit. Contributions to the plans are based on the Entry Age Normal, Frozen Initial Liability actuarial funding method and are limited to amounts that are currently deductible for tax reporting purposes. As of December 29, 2001 plan assets in the
Employees' Retirement Income Plan and Trust were held primarily in equities, mutual funds and group annuity contracts.

     Pension expense for 2001, 2000 and 1999 included the following components:

                                                December 29, December 30, January 1,
                                                   2001         2000        2000
                                                          (000's omitted)
Service cost- benefits earned during the
   period                                        $   41       $  52        $  309
Interest cost on projected benefit obligation       116         112           399
Expected return on plan assets                     (123)       (115)         (733)
Net amortization and deferral                        -          (31)          125
Gain on curtailment                                 (58)         -             -

Net periodic pension expense (income)            $  (24)      $  18        $  100
                                               ============ ============ ==========

     The following table sets forth the funded status of the plans and amounts recognized in the Company's
Consolidated Balance Sheets at December 29, 2001 and December 30, 2000:

                                                    December 29,  December 30,
                                                       2001          2000
                                                        (000's omitted)
Change in benefit obligation:

   Benefit obligation at beginning of year           $  1,656      $  5,412
   Service cost                                            41            52
   Interest cost                                          116           112
   Actuarial losses (gains)                                91          (119)
   Curtailment and settlements                           (141)           -
   Benefits paid                                          (49)       (3,801)

Benefit obligation at end of year                       1,714         1,656

Change in plan assets:

   Fair value of plan assets at beginning of year       1,560        10,293
   Actual return on plan assets                            91            29
   Employer contribution (reversion)                       43        (4,961)
   Benefits paid                                          (49)       (3,801)

Fair value of plan assets at end of year                1,645         1,560

   Funded status                                          (69)          (96)
   Unrecognized transition asset                            6           (65)
   Unamortized prior service cost                          (4)         (581)
   Unrecognized net actuarial losses (gains)               78           688

Prepaid (accrued) pension cost                       $     11      $    (54)
                                                   ============  ============

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% in 2001 and 7.50% in 2000. The related expected long-term rate of return was 8.0% in 2001 and 2000. The rate of increase in future compensation was projected using actuarial salary tables plus 1.0% in 2001 and 2000.
     The Company also participates in several multi-employer plans covering union employees. Amounts charged to expense and contributed to the plans totaled approximately $212,000, $222,000 and $233,000 in 2001, 2000 and 1999, respectively.

     The Company's profit sharing plan contribution for 2001, 2000 and 1999 was approximately
$14,253,000, $14,586,000 and $15,071,000, respectively.
(7) Income Taxes
     As a cooperative, the Company distributes substantially all of its patronage sourced earnings to its members in the form of patronage dividends. The 2001, 2000 and 1999 provisions (benefit) for federal income taxes were $3,037,000, $(162,000) and $1,000,000, respectively, and for state income taxes were
$381,000, $289,000 and $833,000, respectively. The current year increase in the effective tax rate was primarily due to nonrecurring gains realized on the sale of property and equipment.

     The Company made tax payments of $807,000, $1,095,000 and $2,755,000 during 2001, 2000 and
1999, respectively.

 (8) Member Dealers' Equity
     The Company's classes of stock are described below:

                                                                        Number of Shares at
                                                                   December 29,    December 30,
                                                                       2001            2000
        Class A Stock, voting, redeemable at par value -
          Authorized                                                   10,000          10,000
          Issued and outstanding                                        3,693           3,783
        Class B Stock, nonvoting, redeemable at not less than
         twice par value-
          Authorized                                                    6,500           6,500
          Issued                                                        6,499           6,499
          Outstanding                                                   2,108           2,252
          Treasury stock                                                4,391           4,247
        Class C Stock, nonvoting, redeemable at not less
         than par value -
          Authorized                                                4,000,000       4,000,000
          Issued and outstanding                                    2,602,243       2,504,796
          Issuable as patronage dividends                             232,839         242,671
        Additional Stock Subscribed:
          Class A Stock                                                    94              41
          Class B Stock                                                    -               -
          Class C Stock                                                 9,770           9,750

     At December 29, 2001 and December 30, 2000 there were no common shares reserved for options, warrants, conversions or other rights; nor were any options granted or exercised during the two years then ended.

     Member dealers may subscribe for the Company's stock in various prescribed combinations. Only one share of Class A Stock may be owned by a dealer with respect to the first member retail outlet controlled by such dealer. Only four shares of Class B Stock may be owned by a dealer with respect to each retail outlet controlled by such dealer, but only if such outlet was a member of the Company on or before February 20,
1974. An appropriate number of shares of Class C Stock must be included in any subscription by a dealer in an amount to provide that such dealer has a par value of all shares subscribed for equal to $5,000 for each retail outlet. Unregistered shares of Class C Stock are also issued to dealers in connection with patronage dividends. No dividends can be declared on any shares of any class of the Company's Stock.

     Upon termination of the Company's membership agreement with any retail outlet, all shares of stock of the Company held by the dealer owning or controlling such outlet, must be sold back to the Company, unless a transfer of such shares is made to another party accepted by the Company as a member dealer with respect to the same outlet.

     A Class A share is issued to a member dealer only when the share subscribed has been fully paid.
Class B and Class C shares are only issued when all such shares subscribed with respect to a retail outlet have been fully paid. Additional stock subscribed in the accompanying statements represents the par value of shares subscribed, reduced by the unpaid portion.

     All shares of stock are currently issued and repurchased at par value, except for Class B Stock which is repurchased at twice its par value, or $2,000 per share. Upon retirement of Class B shares held in treasury, the excess of redemption price over par is allocated equally between contributed capital and retained earnings.

     Treasury stock transactions during 1999, 2000 and 2001 are summarized below:

                                      Shares Held in Treasury
                                  Class A    Class B    Class C
Balance at January 2, 1999             -       3,907          -
   Stock issued                        -          -           -
   Stock repurchased                  228        160     119,614
   Stock retired                     (228)        -     (119,614)
Balance at January 1, 2000             -       4,067          -
   Stock issued                        -          -           -
   Stock repurchased                  307        180     141,365
   Stock retired                     (307)        -     (141,365)
Balance at December 30, 2000           -       4,247          -
   Stock issued                        -          -           -
   Stock repurchased                  260        144     144,584
   Stock retired                     (260)        -     (144,584)
Balance at December 29, 2001           -       4,391          -
                                  =========  =========  =========

(9) Segments
     The Company is principally engaged as a wholesaler of hardware and related products and is a manufacturer of paint products. The Company identifies segments based on management responsibility and the nature of the business activities of each component of the Company. The Company measures segment earnings as operating earnings including an allocation for interest expense and income taxes. Information regarding the identified segments and the related reconciliation to consolidated information are as follows:

                                                        December 29, 2001
                                                         (000's omitted)
                                                                   Elimination of
                                                   Paint            Intersegment
                                     Wholesale Manufacturing Other   Activities  Consolidated
Net sales from external customers   $2,822,727 $  18,668     $52,974         -     $2,894,369
Intersegment sales                      27,881   110,621          -    (138,502)           -
Interest expense                        23,156     1,094       1,459     (2,553)       23,156
Depreciation and amortization           25,520     1,768       1,933         -         29,221
Segment profit (loss)                   63,504    11,255      (1,330)      (360)       73,069
Identifiable segment assets          1,075,358    62,205      49,742    (18,514)    1,168,791
Expenditures for long-lived assets      47,165     1,673       2,592         -         51,430

                                                       December 30, 2000
                                                        (000's omitted)
                                                                   Elimination of
                                                   Paint            Intersegment
                                     Wholesale Manufacturing Other   Activities  Consolidated
Net sales from external customers   $2,879,952 $  20,852     $44,347         -     $2,945,151
Intersegment sales                      28,641   100,780          -    (129,421)           -
Interest expense                        21,803     1,209       1,278     (2,487)       21,803
Depreciation and amortization           29,176     1,694       1,403         -         32,273
Segment profit (loss)                   73,540     9,739      (2,452)      (435)       80,392
Identifiable segment assets          1,026,130    68,130      48,775    (19,225)    1,123,810
Expenditures for long-lived assets      39,807       937       3,905         -         44,649

                                                        January 1, 2000
                                                        (000's omitted)
                                                                   Elimination of
                                                   Paint            Intersegment
                                     Wholesale Manufacturing Other   Activities  Consolidated
Net sales from external customers   $3,128,269 $  27,268     $26,265         -     $3,181,802
Intersegment sales                      22,647   100,758          -    (123,405)           -
Interest expense                        16,651     1,383         590     (1,973)       16,651
Depreciation and amortization           21,022     1,589         785         -         23,396
Segment profit (loss)                   85,574     9,475      (1,819)      (668)       92,562
Identifiable segment assets            975,618    78,057      40,235    (12,426)    1,081,484
Expenditures for long-lived assets      35,027     2,846       5,201         -         43,074

     Net sales and long-lived assets by geographic region based upon customer location for 2001, 2000 and
1999 were as follows:

                                December 29, 2001  December 30, 2000  January 1, 2000
                                                   (000's omitted)
Net sales:
   United States                  $2,767,829         $2,748,740         $2,975,567
   Foreign countries                 126,540            196,411            206,235
      Total                       $2,894,369         $2,945,151         $3,181,802
                                  ==========         ==========         ==========
Long-lived assets, net:
   United States                  $  285,345         $  258,802         $  254,747
   Foreign countries                   2,162              3,088              4,431
      Total                       $  287,507         $  261,890         $  259,178
                                  ===========        ===========        ==========

(10) Commitments
     Leased property under capital leases is included as "Property and Equipment" in the Consolidated
Balance Sheets as follows:

                                                        December 29,     December 30,
                                                           2001             2000
                                                              (000's omitted)
Data processing equipment                                  $3,444          $3,598
Less: accumulated depreciation and amortization            (3,345)         (3,252)
                                                              $99            $346
                                                       ============     ============

     The Company primarily rents buildings and warehouse, office and certain other equipment under operating leases. At December 29, 2001 annual minimum rental commitments under leases that have initial or remaining noncancelable terms in excess of one year are as follows:

                                            December 29,
Year Ending                                    2001
                                         (000's omitted)
2002                                        $  27,372
2003                                           20,905
2004                                           16,353
2005                                           13,481
2006                                           11,653
Thereafter                                     39,277
      Total minimum lease payments          $ 129,041
                                           ============

     All leases expire prior to 2017. Under certain leases, the Company pays real estate taxes, insurance and maintenance expenses in addition to rental expense. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Rent expense was approximately
$49,336,000, $45,514,000 and $39,149,000 in 2001, 2000 and 1999, respectively. Rent expense includes $9,793,000, $9,977,000 and $7,352,000 in contingent rentals paid in 2001, 2000 and 1999, respectively, primarily for transportation equipment mileage.
(11) Media Expense
     The Company expenses media costs the first time the advertising takes place. Gross media expense, prior to income offsets from dealers and suppliers, amounting to $76,898,000, $76,372,000 and
$79,639,000 was charged to operations in 2001, 2000 and 1999, respectively.
(12) Interest Expense
     Interest paid was $20,574,000, $20,256,000 and $16,411,000 in 2001, 2000 and 1999, respectively, net of capitalized interest of $289,000, $715,000 and $234,000 in 2001, 2000 and 1999, respectively.

ACE HARDWARE CORPORATION
SELECTED FINANCIAL DATA

 Income Statement Data:
                                        December 29,  December 30,  January 1,  January 2,   December 31,
                                            2001           2000          2000         1999          1997
                                                             (000's omitted)
Net sales                              $2,894,369    $2,945,151    $3,181,802   $3,120,380  $2,907,259
 Cost of sales                           2,617,069      2,665,614      2,908,138    2,879,296    2,693,362
Gross profit                              277,300       279,537       273,664      241,084     213,897
 Total expenses                            204,231        199,145        181,102      153,124      137,510
Net earnings                           $   73,069     $   80,392     $   92,562   $   87,960   $   76,387
                                      ============   ============  ==========  ==========   ==========
Patronage dividends (Notes A, B and C) $   85,109     $   86,537     $   95,260   $   88,022   $   76,153
                                      ============   ============  ==========  ==========   ==========
 Balance Sheet Data:
                                        December 29,  December 30,  January 1,   January 2,  December 31,
                                            2001           2000          2000         1999          1997
                                                              (000's omitted)
 Total assets                           $1,168,791    $1,123,810    $1,081,484   $1,047,580  $  977,478
 Working capital                           226,326       181,104       180,763      191,926     158,676
 Long-term debt                            170,387       105,891       111,895      115,421      96,815
 Patronage refund certificates payable,
    long-term                               77,401        68,385        55,257       43,465      49,044
 Member dealers' equity                    279,876       284,658       279,963      261,512     245,479
(A)The Company operates as a cooperative organization, and pays patronage dividends to member dealers on earnings derived from business done with such dealers. It is the practice of the Company to distribute substantially all patronage sourced earnings in the form of patronage dividends.
(B)The form in which patronage dividends are to be distributed can only be determined at the end of each year when the amount distributable to each of the member dealers is known. Patronage dividends were payable as listed in the table below.
(C)Refer to Note 5 of the Consolidated Financial Statements beginning on page 37 of this Form
 S-2.
                                       December 29,   December 30,  January 1,  January 2,   December 31,
                                             2001           2000          2000         1999          1997___
                                                                (000's omitted)
 In cash                                    $ 34,229      $ 34,764    $ 38,173     $ 34,826      $ 29,943
 In patronage refund certificate payable      18,739        18,029      12,249       15,720        13,726
 In Class C Stock                             23,284        24,267      21,648       26,170        22,366
 In other property                                -             -       10,190           -             -
 In patronage financing deductions             8,857          9,477       13,000       11,306         10,118
Total patronage dividends                  $ 85,109       $ 86,537     $ 95,260     $ 88,022       $ 76,153

                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources
     The Company's ability to generate cash adequate to meet its needs ("liquidity") results from internally generated funds, short-term lines of credit and long-term financing.
     The Company has an established, unsecured revolving credit facility with a group of banks. The
 Company has unsecured lines of credit of $185.0 million of which $112.4 million was available at
 December 29, 2001. Any borrowings under these lines of credit would bear interest at the prime rate or less. Long-term financing is arranged as determined necessary to meet the Company's capital or other requirements, with principal amount, timing and form dependent on prevailing debt markets and general economic conditions.
     Capital expenditures for new and improved facilities were $51.4, $44.7 and $43.1 million in 2001,
 2000 and 1999, respectively. During 2001, the Company financed the $51.4 million of capital expenditures out of current and accumulated internally generated funds, short-term borrowings and the issuance of longterm debt. Capital expenditures for 2002 are anticipated to be approximately $65.3 million primarily for a new distribution facility, improvements to existing facilities and technology investments.
     As a cooperative, the Company distributes substantially all of its patronage sourced earnings to its members in the form of patronage dividends, which are deductible for income tax purposes.
     The Company expects that existing and new internally generated funds, along with established lines of credit and long-term financing, will continue to be sufficient to finance the Company's working capital requirements and patronage dividend and capital expenditures programs.
Operations 2001 Compared to 2000
     Consolidated sales decreased 1.7%. Domestic sales increased .7% primarily due to conversions of new stores to the Ace program. Sales to our existing retailer base were flat due to the soft economy and inventory reductions at retail. International sales decreased 35.6% primarily due to a sale of Ace affiliated stores and reduced sales in Canada.
     Gross profit decreased $2.2 million; however increased slightly as a percent of total sales from 9.49% in 2000 to 9.58% in 2001. The decrease resulted primarily due to lower sales and lower cash discounts from reduced merchandise purchases. Higher vendor rebates, paint manufacturing margins and margin from company-owned retail locations offset the gross profit decline and contributed to the increase in gross profit as a percent of sales.
     Warehouse and distribution expenses increased $2.4 million over 2000 and increased as a percent of total sales from 1.10% in 2000 to 1.21% in 2001. Increased utilities and distribution expenses associated with the new Loxley, Alabama distribution facility which was open for a full year in 2001 and the start-up of the Prince George, Virginia distribution facility drove the higher expenses. Higher logistics income partially offset the increased expenses.
     Selling, general and administrative expenses decreased $1.1 million due to continued cost control measures put into place offset by expenses related to the closure of three distribution facilities.
     Retail success and development costs decreased $3.0 million due to continued cost control measures.
 Expenses in this category are directly related to retail support of the Ace retailer. The Company continues to make investments in retail initiatives under our Vision 21 strategy to support Ace retailers.
     Interest expense increased $1.4 million due to higher average borrowing levels during the year partially offset by lower interest rates. The higher borrowing levels result from the completion of the
 Loxley, Alabama and Prince George, Virginia distribution centers, the expansion of the LaCrosse,
 Wisconsin facility and increased retailer dating programs.
     Other income decreased $2.1 million primarily due to a nonrecurring gain on pension plan termination in 2000. 2001 other income includes a write-down of a minority owned investment offset by the gain recognized on the sale of two distribution facilities and higher income realized on non-controlling investments in affiliates.
     Income taxes increased $3.3 million primarily due to deferred taxes recorded on the sale/exchange of two distribution centers.
Operations 2000 Compared to 1999
     On June 30, 1999 the Company entered into a business combination agreement with Builder Marts of America, Inc. (BMA) to combine the Company's lumber and building materials division (the "LBM
 Division") with BMA. Under this agreement, the Company contributed defined business assets (primarily vendor rebate receivables, fixed assets and inventories) for a non-controlling interest in the combined entity. The investment in the combined entity is accounted for under the equity method of accounting.
 The accompanying consolidated financial statements include the financial results of the LBM Division through the closing date of August 2, 1999.
     The total sales decrease of 7.4% was affected by the business combination of the LBM Division with
 BMA. As a result of this transaction, lumber and building materials (LBM) sales are not reported within the Company's sales results after August 2, 1999. Excluding LBM, sales increased 4.7% in 2000 primarily due to conversions to Ace membership, additional sales to non-members, increased existing retailer volume and targeted efforts on new store development within our retailer base. Domestic basic business sales increased 5.3%, while international basic business sales decreased 1.8%.
     Gross profit increased $5.9 million and increased as a percent of total sales from 8.60% in 1999 to
 9.49% in 2000. The increase, as a percent of sales, results primarily from the loss of lower margin LBM sales volume since August 1999. Basic business (excluding LBM Division) gross profit decreased slightly as a percent of basic business sales (9.49% in 2000 vs. 9.52% in 1999) due to a sales mix shift towards the lower margin direct ship sales category and higher warehousing costs absorbed into inventory. Increased vendor rebates and increased company-owned store gross profit driven by higher sales volume partially offset the year-to-date gross profit percentage decline.
     Warehouse and distribution expenses increased $4.4 million over 1999 and increased as a percent of total sales from 0.9% in 1999 to 1.1% in 2000. As a percent of basic business sales, these costs increased from 1.0% in 1999 to 1.1% in 2000. Higher distribution wages required to support the increased sales volume combined with pre-opening costs associated for a new Loxley, Alabama distribution facility are partially offset by higher logistics income.
     Selling, general and administrative expenses decreased $395,000 or 0.5% due to continued cost control measures and lower LBM Division costs. Higher information technology costs and expenses associated with opening the Loxley, Alabama distribution facility partially offset these expense decreases, and, along with the exclusion of LBM sales in the sales base, account for the increase in general and administrative expenses as a percent of sales.
     Retail success and development expenses increased $14.4 million primarily due to costs associated with operating additional company-owned stores and investments made at retail to support our Vision 21 strategy. As part of this strategy, the Company entered into an agreement with an outside party to co-develop a common retail software platform for our dealers. This resulted in a write-down of prior software development costs which will not contribute to the new system. Increased advertising income partially offset these expense increases. Increases in this category are directly related to retail support of the Ace retailer as the Company continues to make retail investments in our dealer base.
     Interest expense increased $5.2 million due to higher average borrowing levels and increased interest rates. The increased borrowing levels resulted from the construction of the Loxley, Alabama distribution center, the expansion of our LaCrosse, Wisconsin facility and increased retailer dating programs.

     Other income increased $3.8 million primarily due to the gain on pension plan termination and income realized on non-controlling investments in affiliates.
     Income tax expense decreased due to increased operating losses from non-patronage activities.
Impact of New Accounting Standards
     In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill
 and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet one of two specified criteria. The statement applies to all business combinations initiated after June 30, 2001. SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. SFAS No. 142 is effective for fiscal periods beginning after December 15, 2001. The Company will implement the pronouncement beginning in the first quarter of fiscal year 2002. The Company estimates that the adoption of this standard will not have a material effect on its financial statements.
     In July 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-
 Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121 on the same topic and the accounting and certain reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations-Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as defined in that Opinion). This statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal periods beginning after December 15, 2001. The Company will implement the pronouncement beginning in the first quarter of fiscal year 2002. The Company estimates that the adoption of this standard will not have a material effect on its financial statements.
Inflation and Changes in Prices
     The Company's business is not generally governed by contracts that establish prices substantially in advance of the receipt of goods or services. As vendors increase their prices for merchandise supplied to the Company, the Company increases the price to its dealers in an equal amount plus the normal handling charge on such amounts. In the past, these increases have provided adequate gross profit to offset the impact of inflation on operating expenses.
Quantitative and Qualitative Disclosures about Market Risk
     The Company is subject to certain market risks, including foreign currency and interest rates. The
 Company uses a variety of practices to manage these market risks, including, when considered appropriate, derivative financial instruments. The Company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. The Company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The Company's primary exposure is to changes in exchange rates for the U.S. dollar versus the Canadian dollar.
     Interest rate risk is managed through a combination of fixed rate debt and variable rate short-term borrowings with varying maturities. At December 29, 2001, all long-term debt was issued at fixed rates.
     The table below presents principal amounts and related weighted average interest rates by year of maturity for the Company's investments and debt obligations:
                                        2002   2003     2004    2005     2006  Thereafter    Total
                                                       (000's omitted)
 Assets:
    Short-term investment-
      fixed rate                          -   $3,474  $1,043    -     $3,125  $9,516    $17,158
    Fixed interest rate                   -    6.96%   5.75%    -      7.98%   6.77%      6.97%
Liabilities:
    Short-term borrowings-
      variable rate                   $72,600    -       -      -        -       -      $72,600
    Average variable interest rate      2.58%    -       -      -        -       -        2.58%
    Long-term debt-fixed rate          $7,179 $6,412  $6,066 $13,195 $17,857 $126,857  $177,566
    Average fixed interest rate         7.07%  7.07%   7.09%   7.08%   7.09%    7.12%     7.07%

     The Company is exposed to credit risk on certain assets, primarily accounts receivable. The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations.
 Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

     The Company's various currency exposures often offset each other, providing a natural hedge against currency risk. The Company has utilized foreign exchange forward contracts to hedge non-U.S. equity investments. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged investment. Accumulated other comprehensive loss at December 29, 2001 and December 30,
 2000 includes gains of approximately $2.0 million related to previously settled foreign currency contracts.  The Company did not have any outstanding foreign exchange forward contracts at December 29, 2001.  Settlement of foreign sales and purchases are generally denominated in U.S. currency resulting in limited foreign currency transaction exposure.

                                    We have not autorized any dealer,
                               salesman, or any other person to give any
                               information or make any representations
                               other than those contained in this Prospectus
   ACE HARDWARE CORPORATION    in connection with this offering.  This
                               Prospectus is not an offer to sell, or a solici-
                               tation of an offer to buy, to any person in any
                               state where it is unlawful to make that type of
                               solicitation.  The delivery of this Prospectus
                               at any time does not imply that there has
    2,000 Shares of Class A    been no change in our Company's affairs
        (Voting) Stock         afterward.
       $1,000 pay value
                                    In Florida the securities covered by this
   80,000 Shares of Class C    Prospectus are being offered under a limited
       (Nonvoting) Stock       offering exemption which allows Florida
        $100 par value         Purchasers to cancel their purchases of this
                               stock within 3 days after making any
                               payment on account of the purchase price.
                                                 TABLE OF CONTENTS
                               Item                                                   Page
      __________________       Available Information                                     2
                               Documents Incorporated by Reference                       2
                               Factors to be Considered                                  2
                               Summary                                                   3
          PROSPECTUS           Use of Proceeds                                           6
                               Distribution Plan and Offering Terms                      6
                               Description of Capital Stock                              8
      __________________       The Company's Business                                   12
                               Properties                                               26
                               Management                                               27
                               Index to Consolidated Financial Statements               30
                               Independent Auditor's Report                             31
                               Consolidated Financial Statements                        32
                               Notes to Consolidated Financial Statements               37
     Dated:                    Management's Discussion and Analysis of
                                   Financial Condition and Results of
                                   Operations                                           48
                               Appendix A- By-laws of Ace Hardware
                                   Corporation                                    A-1

       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following is an estimate of expenses in connection with the issuance and distribution of the capital stock being offered:
Securities and Exchange Commission Registration Fee       $   920
 Printing of Registration Statement and Prospectus          10,000
 Accounting Fees and Expenses                               25,000
 Legal Fees                                                 25,000
 Fees and Expenses under "Blue Sky" Laws of Various States   3,500
 Miscellaneous Expenses                                        580
     Total                                                $65,000

Item 15. Indemnification of Directors and Officers .
     Under Section 145 of the General Corporation Law of the State of Delaware, where we are incorporated, Article XV of our By-Laws (see Appendix A to the Prospectus which is a part of this
 Registration Statement and is included by reference) provides for us to indemnify our directors, officers, employees or agents. The main provisions of this By-law obligate us to indemnify these persons against expenses (including attorneys' fees) that they actually and reasonably incur in connection with their successful defense of certain proceedings. These proceedings include any action, suit or proceeding (whether civil, criminal, administrative or investigative) that are instituted against them because they are (or were) one of our officers, directors, employees or agents. This By-law also authorizes us to indemnify these people for the amount of any judgment, fine or settlement payments they incur, along with expenses and attorneys' fees, in connection the proceedings described above if certain circumstances occur. These circumstances are that a majority of disinterested directors on our Board of Directors must vote to find that the person being indemnified acted in good faith and in a manner he reasonably believed to be in our best interest.
     Richard Kaup, the late Virgil Poss, and Antone Salel, were the Trustees of the Ace Dealers'
 Perpetuation Fund. This fund was terminated on November 30, 1976. As of that date, all of the assets of that fund were transferred to us and we then became responsible for all obligations and liabilities of the Trustees of that fund. We also agreed to indemnify the Trustees named above for any of their activities as Trustees under the terms stated below. These terms were included in the following resolution adopted by the unanimous vote of our Board of Directors on April 24, 1974: "... that the corporation indemnify and hold harmless each of said Trustees with respect to any claims made against any of them and any expenses thereby incurred by any of them in connection with any of their activities as such Trustees".
     We also maintain Directors and Officers Liability coverage for limits which we believe are reasonable and appropriate for our exposure. Coverage is placed with insurers who are rated "A" by A.M. Best's rating service. The coverage is periodically reviewed by our broker regarding the adequacy of our limits and coverage.
Item 16. Exhibits.
Exhibit
   No.                                Exhibit

3-A     Copy of Restated Certificate of Incorporation of the Registrant, as amended, through June 3, 1996 filed as Exhibit 3-A to Post-Effective Amendment No. 6 to the
         Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on or
         about March 22, 2001 and incorporated herein by reference.
3-B     Copy of By-laws of the Registrant as amended through January 26, 2002
         (included as Appendix A to the Prospectus constituting a part of this Form S-2
         Registration Statement).
4-A     Specimen copy of Class B Stock certificate as revised as of November, 1984 filed as
         Exhibit 4-A to Post-Effective Amendment No. 2 to the Registrant's Form S-1
         Registration Statement (Registration No. 2-82460) on or about March 15, 1985 and incorporated herein by reference.
4-B     Specimen copy of Patronage Refund Certificate as revised in 1988 filed as Exhibit
         4-B to Post-Effective Amendment No. 2 to the Registrant's Form S-1 Registration
         Statement (Registration No. 33-4299) on or about March 29, 1988 and incorporated herein by reference.
4-C     Specimen copy of Class A Stock certificate as revised in 1987 filed as Exhibit 4-C to Post-Effective Amendment No. 2 to the Registrant's Form S-1 Registration
         Statement (Registration No. 33-4299) on or about March 29, 1988 and incorporated herein by reference.
4-D     Specimen copy of Class C Stock certificate filed as Exhibit 4-I to the Registrant's
         Form S-1 Registration Statement (Registration No. 2-82460) on or about March 16,
         1983 and incorporated herein by reference.
4-E     Copy of current standard form of Subscription for Capital Stock Agreement to be used for dealers to subscribe for shares of the Registrant's stock in conjunction with new membership agreements submitted to the Registrant.
4-F     Copy of plan for the distribution of patronage dividends with respect to purchases of merchandise made from the Registrant for the year 2000 and subsequent years adopted by the Board of Directors of the Registrant on December 6, 2000, filed as
         Exhibit 4-F to Post-Effective Amendment No. 6 to the Registrant's Form S-2
         Registration Statement (Registration No. 33-58191) on or about March 22, 2001 and incorporated herein by reference.
4-G     Copy of LBM Retailer Incentive Pool Plan adopted on December 8, 1999 by the
         Board of Directors of the Registrant filed as Exhibit 4-G to Post-Effective
         Amendment No. 5 to the Registrant's Form S-2 Registration Statement
         (Registration No. 33-58191) on or about March 15, 2000 and incorporated herein by reference.
5       Opinion of McDermott, Will & Emery as to the legality of securities being registered.
8       Opinion regarding tax matters of KPMG LLP.
Exhibit
   No.                                Exhibit

10-A    Copy of Ace Hardware Corporation Retirement Benefits Replacement Plan
         Restated and Adopted December 7, 1993, consolidated and refiled with First,
         Second, Third and Fourth Amendments.
10-B    Copy of Ace Hardware Corporation Directors' Deferral Option Plan Amended and
         Restated as of January 1, 1997 (for years 1995-2001), consolidated and refiled with
         First and Second Amendments.
10-C    Copy of First Amendment to Ace Hardware Corporation Deferred Compensation
         Plan adopted on August 19, 1997 filed as Exhibit 10-C to Post-Effective Amendment
         No. 3 to the Registrant's Form S-2 Registration Statement (Registration No.
         33-58191) on or about March 18, 1998 and incorporated herein by reference.
10-D    Copy of Restated PREP Plan (formerly known as Executive Supplemental Benefit
         Plans) adopted on December 6, 2000, filed as Exhibit 10-D to Post-Effective
         Amendment No. 6 to the Registrant's Form S-2 Registration Statement
         (Registration No. 33-58191) on or about March 22, 2001 and incorporated herein by reference.
10-E    Copy of Ace Hardware Corporation Restated Officer Incentive Plan effective
         January 1, 1999 consolidated, and refiled with First, Second and Third
         Amendments.
10-F    Copy of Second Modification of Amended and Restated Note Purchase and Private
         Shelf Agreement dated as of August 23, 1996 as amended by the First Modification of Amended and Restated Purchase and Private Shelf Agreement dated as of
         April 2, 1997 with The Prudential Insurance Company of America filed as Exhibit to Post-Effective Amendment No. 3 to the Registrant's Form S-2 Registration
         Statement (Registration No. 33-58191) on or about March 18, 1998 and incorporated herein by reference.
10-G    Copy of Participation Agreement with PNC Commercial Corp. dated December
         17, 1997 establishing a $10,000,000 discretionary leasing facility for the purchase of land and construction of retail hardware stores filed as Exhibit 10-G to Post-
         Effective Amendment No. 3 to the Registrant's Form S-2 Registration Statement
         (Registration No. 33-58191) on or about March 18, 1998 and incorporated herein by reference.
10-H    Copy of form of Executive Officer Employment Agreement effective January 1,
         1996 filed as Exhibit 10-a-17 to Post-Effective Amendment No. 1 to the Registrant's
         Form S-2 Registration Statement (Registration No. 33-58191) filed on or about
         March 11, 1996 and incorporated herein by reference.
10-I    Copy of Note Purchase and Private Shelf Agreement with The Prudential
         Insurance Company of America dated September 27, 1991 securing 8.74% Senior
         Series A Notes in the principal sum of $20,000,000 with a maturity date of July 1,
         2003 filed as Exhibit 10-A-q to the Registrant's Form S-2 Registration Statement
         (Registration No. 33-46449) on or about March 23, 1992 and incorporated herein by reference.
10-J    Copy of current standard form of Ace Hardware Corporation International
         Franchise Agreement, filed as Exhibit 10-J to Post-Effective Amendment No. 6 to the Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on or
         about March 22, 2001 and incorporated herein by reference.
Exhibit
   No.                                Exhibit

10-K    Copy of current standard form of Ace Hardware Membership Agreement filed as
         Exhibit 10-P to Pre-Effective Amendment No. 2 to the Registrant's Form S-2
         Registration Statement (Registration No. 33-58191) on or about April 26, 1995 and incorporated herein by reference.
10-L    Copy of Supplement to Ace Hardware Membership Agreement effective April 1,
         2000, filed as Exhibit 10-L to Post-Effective Amendment No. 6 to the Registrant's
         Form S-2 Registration Statement (Registration No. 33-58191) on or about March
         22, 2001 and incorporated herein by reference.
10-M    Copy of 6.47% Senior Series A notes in the aggregate principal sum of $30,000,000 issued September 22, 1993 with a maturity date of June 22, 2008 and $20,000,000
         Private Shelf Facility, pursuant to Note Purchase and Private Shelf Agreement with the Prudential Insurance Company of America dated as of September 22, 1993 filed as Exhibit 10-R to Post-Effective Amendment No. 2 to the Registrant's Form
         S-2 Registration Statement (Registration No. 33-46449) on or about March 23,
         1994 and incorporated herein by reference.
10-N    Copy of Lease dated March 24, 1997 for print shop facility of Registrant in
         Downers Grove, Illinois filed as Exhibit 10-N to Post-Effective Amendment No. 3 to the Registrant's Form S-2 Registration Statement (Registration No. 33-58191)
         on or about March 18, 1998 and incorporated herein by reference.
10-O    Copy of Lease dated September 30, 1992 for general offices of the Registrant in
         Oak Brook, Illinois filed as Exhibit 10-a-u to the Post-Effective Amendment No.1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-46449)
         on or about March 22, 1993 and incorporated herein by reference.
10-P    Copy of Deed of Lease with Arundel II L.L.C. dated as of January 30, 1998 for the Registrant's redistribution center in Odenton, Maryland filed as Exhibit 10-P to Post-Effective
         Amendment No. 4 to the Registrant's Form S-2 Registration Statement (Registration No. 33-
         58191) on or about March 15, 1999 and incorporated herein by reference.
10-Q    Copy of Ace Hardware Corporation Deferred Compensation Plan effective
         January 1, 1994 filed as Exhibit 10-X to Post-Effective Amendment No. 2 to the
         Registrant's Form S-2 Registration Statement (Registration No. 33-46449) on or
         about March 23, 1994 and incorporated herein by reference.
10-R    Copy of current standard form of Ace Hardware Corporation License Agreement for international licensees, filed as Exhibit 10-R to Post-Effective Amendment No.
         6 to the Registrant's Form S-2 Registration Statement (Registration No. 33-58191)
         on or about March 22, 2001 and incorporated herein by reference.
10-S    Copy of Lease dated May 4, 1994 for freight consolidation center of the Registrant in Chicago, Illinois filed as Exhibit 10-Z to the Registrant's Form S-2 Registration
         Statement (Registration No. 33-58191) on or about March 23, 1995 and incorporated herein by reference.
10-T    Copy of Long-Term Incentive Compensation Deferral Option Plan of the Registrant
         effective January 1, 2000, filed as Exhibit 10-a-13 to Post-Effective Amendment No. 5 to the Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on or
         about March 15, 2000 and incorporated herein by reference.
Exhibit
   No.                                Exhibit

10-U    Copy of Ace Hardware Corporation Directors' Deferral Option Plan effective
         January 1, 2001, filed as Exhibit 10-U to Post-Effective Amendment No. 6 to the
         Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on or
         about March 22, 2001 and incorporated herein by reference.
10-V    Copy of Ace Hardware Corporation Long-Term Incentive Compensation Deferral
         Option Plan effective January 1, 1995, consolidated and refiled with First, Second and Third Amendments.
10-W    Copy of Lease dated July 28, 1995 between A.H.C. Store Development Corp. and
         Tri-R Corporation for retail hardware store premises located in Yorkville, Illinois filed as Exhibit 10-a-11 to Post-Effective Amendment No. 1 to the Registrant's
         Form S-2 Registration Statement (Registration No. 33-58191) on or about March
         11, 1996 and incorporated herein by reference.
10-X    Copy of Lease dated October 31, 1995 between Brant Trade & Industrial Park, Inc.
         and Ace Hardware Canada Limited for warehouse space in Brantford, Ontario,
         Canada filed as Exhibit 10-a-12 to Post-Effective Amendment No. 1 to the
         Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on or
         about March 11, 1996 and incorporated herein by reference.
10-Y    Copy of Lease dated November 27, 1995 between 674573 Ontario Limited and
         Ace Hardware Canada Limited for general office space in Markham, Ontario,
         Canada filed as Exhibit 10-a-13 to Post-Effective Amendment No. 1 to the
         Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on or
         about March 11, 1996 and incorporated herein by reference.
10-Z    Copy of Executive Healthcare Plan adopted by the Board of Directors of the
         Registrant on August 25, 1998 filed as Exhibit 10-Z to Post-Effective Amendment
         No. 4 to the Registrant's Form S-2 Registration Statement (Registration No.
         33-58191) on or about March 15, 1999 and incorporated herein by reference.
10-a-1  Copy of Ace Hardware Corporation Executive Benefit Security Trust Agreement
         effective July 19, 1995 filed as Exhibit 10-a-18 to Post-Effective Amendment No. 1 to the Registrant's Form S-2 Registration Statement (Registration No. 33-58191)
         on or about March 11, 1996 and incorporated herein by reference.
10-a-2  Copy of current standard form of International Retail Merchant Agreement, filed as Exhibit 10-a-2 to Post-Effective Amendment No. 6 to the Registrant's Form S-2
         Registration Statement (Registration No. 33-58191) on or about March 22, 2001 and incorporated herein by reference.
10-a-3  Copy of Lease Agreement dated as of September 1, 1996 for the Registrant's project facility in Wilton, New York filed as Exhibit 10-a-13 to Post-Effective
         Amendment No. 2 to the Registrant's Form S-2 Registration Statement
         (Registration No. 33-58191) on or about March 12, 1997 and incorporated herein by reference.
10-a-4  Copy of 6.47% Series A Senior Notes in the aggregate principal amount of
         $30,000,000 issued August 23, 1996 with a maturity date of June 22, 2008 and
         $70,000,000 Private Shelf Facility, pursuant to Amended and Restated Note
         Purchase and Private Shelf Agreement with the Prudential Insurance Company dated August 23, 1996 filed as Exhibit 10-a-14 to Post-Effective Amendment No.
         2 to the Registrant's Form S-2 Registration Statement (Registration No. 33-58191)
         on or about March 12, 1997 and incorporated herein by reference.
Exhibit
   No.                                Exhibit

10-a-5  Copy of First Amendment to Ace Hardware Corporation Directors' Deferral
         Option Plan (effective January 1, 2001) adopted December 5, 2001 and effective
         January 1, 2002.
10-a-6  Copy of Lease Agreement dated May 27, 1999 for the Registrant's project facility in Loxley, Alabama filed as Exhibit 10-a-9 to Post-Effective Amendment No. 5 to the Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on
         or about March 15, 2000 and incorporated herein by reference.
10-a-7  Copy of current standard form of Industrial Distributor Agreement.
10-a-8  Copy of First Amendment to Ace Hardware Corporation Long-Term Incentive
         Compensation Deferral Option Plan (effective January 1, 2000) adopted
         December 5, 2001 and effective January 1, 2002.
10-a-9  Copy of Lease dated October 19, 2001 for the Registrant's freight consolidation center in Baltimore, Maryland.
10-a-10 Copy of Amendment dated April 24, 2001 to Note Purchase and Private Shelf
         Agreement dated as of September 27, 1991, and Restated Note Purchase and
         Private Shelf Agreement dated as of August 23, 1996 with The Prudential
         Insurance Company of America.
10-a-11 Copy of $175,000,000 Revolving Credit Facility Agreement dated as of May 2,
         2000, filed as Exhibit 10-a-11 to Post-Effective Amendment No. 6 to the
         Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on or
         about March 22, 2001 and incorporated herein by reference.
10-a-12 Copy of Lease effective November 27, 2000 for freight consolidation center of the
         Registrant in Fort Worth, Texas, filed as Exhibit 10-a-12 to Post-Effective
         Amendment No. 6 to the Registrant's Form S-2 Registration Statement
         (Registration No. 33-58191) on or about March 22, 2001 and incorporated herein by reference.
10-a-13 Copy of Lease (Reference Date April 1, 2000) for the Registrant's additional general office space at 1220 and 1300 Kensington Rd., Oak Brook, Illinois, filed as
         Exhibit 10-a-13 to Post-Effective Amendment No. 6 to the Registrant's Form S-2
         Registration Statement (Registration No. 33-58191) on or about March 22, 2001 and incorporated herein by reference.
10-a-14 Copy of current standard form of Limited Liability Company Agreement for retail joint ventures, filed as Exhibit 10-a-14 to Post-Effective Amendment No. 6 to the
         Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on or
         about March 22, 2001 and incorporated herein by reference.
10-a-15 Copy of Amendment dated September 25, 2000 to Restated Note Purchase and
         Private Shelf Agreement dated as of August 23, 1996 with The Prudential Insurance
         Company of America, filed as Exhibit 10-a-15 to Post-Effective Amendment No. 6 to the Registrant's Form S-2 Registration Statement (Registration No. 33-58191) on
         or about March 22, 2001 and incorporated herein by reference.
10-a-16 Copy of Lease dated June 30, 2000 for the Registrant's supplemental warehouse space in Rocklin, California.
10-a-17 Copy of Lease dated January 16, 2002 for the Registrant's freight consolidation center in Summit, Illinois.
Exhibit
   No.                                Exhibit

10-a-18 Copy of Amendment dated September 10, 2001 to Note Purchase and Private
         Shelf Agreement dated as of September 27, 1991, and Restated Note Purchase and
         Private Shelf Agreement dated as of August 23, 1996 with The Prudential
         Insurance Company of America.
10-a-19 Copy of Note Purchase Agreement dated April 15, 2001 for the issuance and sale of up to $100,000,000 of Senior Notes, under which $70,000,00 of 7.27% Senior
         2001-A Notes with a maturity date of April 30, 2013 have been sold to various purchasers.
23      (a) Consent of KPMG LLP.
         (b) Consent of KPMG regarding tax matters, opinion contained in Exhibit 8.
         (c) Consent of McDermott, Will & Emery, contained in Exhibit 5.
24      Powers of Attorney.
     Upon request of the Commission, we agree to furnish copies of any agreements regarding indebtedness that does not exceed ten percent of our total assets and the assets of our subsidiaries on a consolidated basis
 .
Item 17. Undertakings.
     As the Registrant signing below, we undertake:
(a) Subject to Section 15(d) of the Securities Exchange Act of 1934, to file with the Securities and Exchange Commission any supplementary or periodic information, documents and reports as any rule or regulation of the Commission that is adopted under the authority conferred in that section requires.
(b) To file with the Securities and Exchange Commission, during any period in which offers or sales are being made under this registration, a post-effective amendment to this Registration Statement:
(i) to include any Prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or its most recent post-effective amendment) which, individually or together, represent a fundamental change in the information set forth in the Registration Statement;
(iii) to include any material information about the plan of distribution that was not previously disclosed in the Registration Statement or any material change to this information in the Registration Statement, including, for example, any addition or deletion of a managing underwriter.
(c) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment to this Registration Statement shall be deemed to be a new Registration Statement relating to the securities being offered in it, and the offering of those securities at that time shall be deemed to be the initial bonafide offering of them;
(d) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilties (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person, in connection with the securities registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                        SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Oak Brook, State of Illinois on the
 day of March 22, 2002.
                                                        ACE HARDWARE CORPORATION
                                                        By         HOWARD J. JUNG
                                                                   Howard J. Jung
                                                         Chairman of the Board and Director
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

       Signatures                             Title                         Date

HOWARD J. JUNG                        Chairman of the Board          March 22, 2002
 Howard J. Jung                        and Director
DAVID F. HODNIK                       President and Chief            March 22, 2002
 David F. Hodnik                       Executive Officer
RITA D. KAHLE                         Executive Vice President       March 22, 2002
 Rita D. Kahle                        (Principal Financial and
                                       Accounting Officer)
Jennifer C. Anderson, Richard F.
 Baalmann, Jr., Eric R. Bibens II,          Directors
 J. Thomas Glenn, Daniel L. Gust,
 D. William Hagan, Richard A. Karp,
 Richard W. Stine, and David S. Ziegler
*By: DAVID F. HODNIK                                                 March 22, 2002
      David F. Hodnik
*By: RITA D. KAHLE                                                   March 22, 2002
      Rita D. Kahle
*Attorneys-in-fact

      INDEX TO EXHIBITS FILED TO
      THE REGISTRATION STATEMENT
 ON FORM S-2 OF ACE HARDWARE CORPORATION

3-B       By-laws of the Registrant as amended through January 26, 2002 (included as
           Appendix A to the Prospectus constituting a part of this Form S-2 Registration
           Statement).
4-E       Copy of current standard form of Subscription for Capital Stock Agreement to be used for dealers to subscribe for shares of the Registrant's stock in conjunction with new membership agreements submitted to the Registrant.
5         Opinion of McDermott, Will & Emery as to legality of securities being registered.
8         Opinion regarding tax matters of KPMG LLP.
10-A      Copy of Ace Hardware Corporation Retirement Benefits Replacement Plan Restated
           and Adopted December 7, 1993, consolidated and refiled with First, Second, Third and Fourth Amendments.
10-B      Copy of Ace Hardware Corporation Directors' Deferral Option Plan Amended and
           Restated as of January 1, 1997 (for years 1995-2001), consolidated and refiled with
           First and Second Amendments.
10-E      Copy of Ace Hardware Corporation Restated Officer Incentive Plan effective
           January 1, 1999, consolidated and refiled with First, Second and Third Amendments.
10-V      Copy of Ace Hardware Corporation Long-Term Incentive Compensation Deferral
           Option Plan effective January 1, 1995, consolidated and refiled with First, Second and Third Amendments.
10-a-5    Copy of First Amendment to Ace Hardware Corporation Directors' Deferral
           Option Plan (effective January 1, 2001) adopted December 5, 2001 and effective
           January 1, 2002.
10-a-7    Copy of current standard form of Industrial Distributor Agreement.
10-a-8    Copy of First Amendment to Ace Hardware Corporation Long-Term Incentive
           Compensation Deferral Option Plan adopted (effective January 1, 2000)
           December 5, 2001 and effective January 1, 2002.
10-a-9    Copy of Lease dated October 19, 2001 for the Registrant's freight consolidation center in Baltimore, Maryland.
10-a-10   Copy of Amendment dated April 24, 2001 to Note Purchase and Private Shelf
           Agreement dated as of September 27, 1991, and Restated Note Purchase and
           Private Shelf Agreement dated as of August 23, 1996 with The Prudential
           Insurance Company of America.
10-a-16   Copy of Lease dated June 30, 2000 for the Registrant's supplemental warehouse space in Rocklin, California.
10-a-17   Copy of Lease dated January 16, 2002 for the Registrant's freight consolidation center in Summit, Illinois.
10-a-18   Copy of Amendment dated September 10, 2001 to Note Purchase and Private
           Shelf Agreement dated as of September 27, 1991, and Restated Note Purchase and
           Private Shelf Agreement dated as of August 23, 1996 with The Prudential
           Insurance Company of America.
10-a-19   Copy of Note Purchase Agreement dated April 15, 2001 for the issuance and sale of up to $100,000,000 of Senior Notes, under which $70,000,00 of 7.27% Senior
           2001-A Notes with a maturity date of April 30, 2013 have been sold to various purchasers.
23        (a) Consent of KPMG LLP.
           (b) Consent of KPMG regarding tax matters, opinion contained in Exhibit 8.
           (c) Consent of McDermott, Will & Emery, contained in Exhibit 5.
24        Powers of Attorney.
     The various exhibits incorporated by reference are listed in Item 16 of this Form S-2 Registration
Statement of Ace Hardware Corporation.